UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

[√]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXHANGE ACT OF 1934

[  ]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.  For the Fiscal Year Ended ______

[  ]

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934.  For transition period from ___________________ to _____________________

Commission File Number:  _______________

PROFILE PROJEX INTERNATIONAL INC.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

British Columbia, Canada

(Jurisdiction of Incorporation or Organization)

Suite 300, 1055 West Hastings Street, Vancouver, British Columbia V6E 2E9

(Address of Principal Executive Office)

Securities registered or to be registered pursuant to Section 12(b) of the Act:  Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act:  Class A Common Voting Non-redeemable Shares without par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

Number of outstanding shares of each of the Company’s classes of capital or common stock as of May 5, 2006:  18,493,915 Class A Common Voting Non-redeemable Shares

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes: [   ]     No: [   ]

Indicate by check mark which financial statement item the Registrant has elected to follow: Item 17 [√]  Item 18 [   ]

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the Registrant has filed all documents and reports required to be filed by Section 12, 14 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by court.            Yes: [   ]     No: [   ]

PROFILE PROJEX INTERNATIONAL INC.

FORM 20-F REGISTRATION STATEMENT

INFORMATION TO BE INCLUDED IN THE REPORT

Convention

In this Form 20-F Registration Statement, all references to the “Company” are to Profile Projex International Inc.  All references to "Canada" are to The Dominion of Canada.  All references to “government” are to the government of Canada.  All references to “United States” and “US” are to the United States of America.  All references to “SEC” are to the United States Securities and Exchange Commission.

Unless otherwise noted all references to “Class A common voting non-redeemable shares”, “common shares”, “shares” or “common stock” are to the Class A common voting non-redeemable shares of the Company.

In this Form 20-F Registration Statement, British Columbia is sometimes referred to as “BC”.

The Company’s reporting currency is the Canadian dollar.  References to “$”, “Cdn Dollars”, or “Cdn$” are to the currency of Canada, and all references to “US Dollars” or “US$” are to the currency of the United States of America.  Solely for the convenience of the reader, this Form 20-F Registration Statement contains conversions of certain Cdn Dollar amounts into US Dollar amounts at specified rates.

Item 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.

Directors and Senior Management

The names, business addresses and functions of the Company’s directors and senior management are as follows:

STEPHEN C.G. RAPPARD

300 – 1055 West Hastings Street

Vancouver, BC V6E 2E9

Mr. Rappard has been the President, a director and the promoter of the Company since its inception..  He has been the Company’s Chief Executive Officer since October 22, 1997.

DIGGES LA TOUCHE

5120 Alderfeild Place

West Vancouver, BC V7W 2W7

Mr. La Touche has been a director of the Company since June 3, 2002.

VÉRONIQUE LAMY

6 Avenue Burgard

83500 La Seyne sur Mer, France

Ms. Lamy has been Vice-President, Operations of the Company since March 10, 2000; Secretary since April 20, 2000 and a director since July 24, 2000.

The directors’ terms of office expire at the Company’s annual general meeting each year.

B.

Advisors

The following are the names and addresses of the Company’s principal bankers and legal advisors with which the Company has a continuing relationship:

The Company’s principal banker is The Canadian Imperial Bank of Commerce, at 400 Burrard Street, Vancouver, BC V6C 3A6.

The legal advisors for the Company are:

(a)

Marusyk Miller & Swain, LLP, Lawyers, of Suite 2200, 200 Granville Street, Vancouver, BC V6C 1S4.

(b)

With respect to this Form 20F, Maitland & Company, Lawyers, of Suite 700, 625 Howe Street, Vancouver, BC V6C 2T6.

C.

Auditors

The auditor for the Company is Cinnamon Jang Willoughby & Company (“CJW”), Chartered Accountants, of Suite 900, 4720 Kingsway, Burnaby, BC V5H 4N2.  CJW is a member of the Institute of Chartered Accountants of British Columbia.  CJW has been the Company’s auditor since August 31, 2005.

D.

The Company has no sponsor at this time.

Item 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3.

KEY INFORMATION

A.

Selected Financial Data

Currency Exchange Rate Information

The rate of exchange means that noon buying rate in New York City for cable transfer in Canadian dollars as certified for customs proposed by the Federal Reserve Bank of New York.  The average rate means the average of the exchange rates on the last date of each month during a year.

	2005	2004	2003	2002	2001
High	1.2562	1.3970	1.5747	1.6003	1.6034
Low	1.1507	1.1775	1.3484	1.5593	1.4935
Average for Period	1.2083	1.3015	1.4615	1.5597	1.5494
End of Period	1.1656	1.2034	1.3484	1.5593	1.5928

The exchange rate on March 30, 2006 was $1.1071.

The high and low exchange rates for the most recent six months are as follows:

	November 2005	December 2005	January 2006	February 2006	March 2006	April 2006
High	1.1960	1.1736	1.1726	1.1577	1.1722	1.1718
Low	1.1656	1.1507	1.1436	1.1379	1.1320	1.1203

Financial Information

The following table sets forth for the periods indicated selected financial and operating data for the Company.  This selected financial data is derived from the Company’s Audited Financial Statements and Notes thereto.  The selected financial data provided below is not necessarily indicative of the future results of operations or financial performance of the Company.  The Company has not paid any dividends on its shares and it does not expect to pay dividends in the foreseeable future.

The year-end financial statements of the Company have been audited by CJW, an independent chartered accountant.  They are maintained in Canadian dollars, and have been prepared in accordance with accounting principals generally accepted in Canada.  As there are no differences in Canadian GAAP and United States GAAP no comparisons are necessary.

	Year ended August 31 Audited Cdn. $
Amounts in accordance with Canadian and US GAAP in Canadian dollars	2005	2004	2003	2002	2001
Total Assets	60,643	55,030	32,576	47,417	61,907
Net working capital deficiency	496,201	285,334	127,603	122,953	84,719
Share capital	1,096,499	1,096,499	1,073,998	998,998	614,692
Shareholders’ equity	946,499	946,499	923,998	848,998	614,692
Loss for the period	211,885	181,615	74,851	193,816	197,317
Loss per share (basic and diluted)	0.01	0.01	0.01	0.02	0.02
Weighted average number of Class A common shares (basic and diluted)	16,363,075	16,279,325	15,938,075	12,534,315	11,289,500

	Three months ended November 30, 2005 Unaudited – Prepared by Management Cdn. $
	2005	2004
Total Assets	94,962	55,496
Net working capital deficiency	482,882	252,855
Share capital	1,109,999	1,096,499
Shareholders’ equity	959,999	946,499
Loss for the period	181	9,637
Loss per share (basic and diluted)	0.00	0.00
Weighted average number of Class A common shares (basic and diluted)	16,453,075	16,363,075

B.

Capitalization and Indebtedness

Capitalization

Common Shares

The authorized capital of the Company is comprised of 100,000,000 Class A common voting non-redeeemable shares, without par value, of which 18,493,915 are issued and outstanding as at May 5, 2006.  The Company is also authorized to issue 1,000,000 Class B common non-voting redeemable shares, without par value, of which none are issued and outstanding.

Preferred Shares

The Company is authorized to issue 1,000,000 Class C preferred non-voting redeemable shares, without par value, of which none are issued and outstanding.

See “Memorandum and Articles of Incorporation” on page <> for the special rights and restrictions attached to the Company’s Common Shares and Preferred Shares.

Indebtedness

As at August 31, 2005 the Company had accounts payable in the amount of $530,745.  By way of debt settlement agreements dated February 2, 2006 the Company’s creditors agreed to accept a total of 1,819,840 Class A common shares of the Company at a deemed price of $0.25 per share in settlement of the Company’s indebtedness in the aggregate of $454,960.  As at May 5, 2006 the accounts payable were $57.785.

C.

Reasons for Offer and Use of Proceeds

Not applicable.

D.

Risk Factors

The following risks relate specifically to the Company's business and should be considered carefully.  The Company's business, financial condition and results of operations could be materially and adversely affected by any of the following risks:

Risks Related to the Company’s Business

(1)

The Company's limited operating history makes it difficult to evaluate the Company’s current business and forecast future results.

The Company has only a limited operating history on which to base an evaluation of its current business and prospects, each of which should be considered in light of the risks, expenses and problems frequently encountered in the early stages of development of all companies.  This limited operating history leads the Company to believe that period-to-period comparisons of its operating results may not be meaningful and that the results for any particular period should not be relied upon as an indication of future performance.

(2)

The Company has no history of generating revenues and the continuing failure to generate revenues could cause the Company to cease operations.

The Company has no history of pre-tax profit.  It sustained operating losses for each of the fiscal years ended August 31, 2005, 2004, 2003, 2002 and 2001 of $(211,885), $(214,296), $(74,851), $(193,816) and $(197,317) respectively.  The continued operation of the Company will be dependent upon its ability to generate operating revenues and to procure additional financing.  The Company may not be successful in generating revenues or raising capital in the future.  Failure to generate revenues or raise capital could cause the Company to cease operations.

Additional funds raised through the issuance of equity or convertible debt securities will cause the Company’s current stockholders to experience dilution.  Such securities may grant rights, preferences or privileges senior to those of the Company’s common stockholders.

The Company does not have any contractual restrictions on its ability to incur debt and, accordingly, could incur significant amounts of indebtedness to finance its operations.  Any such indebtedness could contain covenants, which would restrict the Company’s operations.  The Company does not plan on entering into any debt obligations in the next twelve months.

(3)

The Company requires approximately $4,250,000 Cdn. in order to build its first Stage[X) system and fund its operations for the next two years.

The Company will require funding of approximately $4,250,000 Cdn. to design and manufacture the first Stage[x] system and support the Company’s operations during the next two years.  The funds will be used for the engineering and manufacture of the first Stage[x] system, in the amount of $3,250,000 Cdn, together with working capital of $750,000 and expected financing costs of $250,000.  In the event the Company is unable to raise the funding, it will not be able to earn any revenues, which will cause the Company to cease operations.

(4)

The Company faces significant barriers to its entry in the marketplace, any one of which could result in the failure of the Company to develop a market for its product.

The success of the Company is dependent upon the Company resolving the following deficiencies, any one of which could result in the failure of the Company to develop a market for its product:

•

The Company has applied for a patent for the design only in Canada and that patent is still pending;

•

There is no product yet to market so the Company has no performance record;

•

The product prototype is expected to cost between $2,850,000 US and $3,250,000, which is a very expensive piece of inventory should anything go wrong;

•

It is expected to take between 38 to 44 weeks before a prototype is built and tested;

•

All supporting documents and letters of intent are not legally binding and are therefore subject to renegotiation or cancellation.

(5)

The Company’s competitors have greater financial and marketing resources than the Company and they may therefore develop products similar or superior or otherwise compete more successfully than the Company.

While the Company has developed a unique product, it is still relatively unknown in its target markets.  The likelihood exists that any one or more of the Company’s competitors may compete aggressively in order to maintain or grow its market share and may introduce other products that may prove to be as, or more, effective than the Company’s products.  The Company’s success will be highly dependent upon its ability to compete with its competitors' marketing programs, which focus on performance and support and not only price.  The Company’s ability to remain competitive will be largely dependent on its ability to respond to various factors affecting its targeted markets.  These factors include new products introductions; changes in consumer preferences, demographic trends, international, national, regional and local economic conditions; and discount pricing strategies implemented by competitors.

(6)

Brand name recognition will be critical to achieving widespread commercial acceptance for the Company’s products, which will require the Company to increase its marketing budget.

Brand-promotion activities may not yield revenues, and even if they do, any revenues may not offset the expenses incurred in building brand recognition.  If the Company fails to promote and maintain its brand or incur substantial expenses in an attempt to promote and maintain its brand, the Company’s business, results of operations and financial condition would be materially adversely affected.

(7)

The Company depends on its intellectual property and the Company’s failure to protect that intellectual property could adversely affect its further growth and success.

The Company’s ability to compete successfully will depend on whether it can protect its existing proprietary product.  The Company relies on a combination of trade secret protection and non-disclosure agreements.  These measures may not be adequate to safeguard its proprietary product.  Employees, consultants, and others who participate in the development of the Company’s product may breach their non-disclosure agreements with the Company, and it may not have adequate remedies in the event of such breaches.  In addition, the Company’s competitors may be able to develop products that are equal or superior to the Company’s products without infringing on any of its intellectual property rights.

The Company intends to vigorously pursue enforcement and defence of its patent and other proprietary rights.  The Company could incur significant expenses in preserving its proprietary rights, and these costs could harm its financial condition.  The Company cannot be certain that its pending patent application will result in an issued patent or that the issued patent will afford the Company protection against a competitor.  The Company’s inability to protect its existing proprietary product or to develop new proprietary products may substantially impair its financial condition and results of operations.

(8)

Intellectual property infringement claims brought against the Company could be time consuming and expensive to defend, and if the Company’s products are found to be infringing, it may not be able to continue selling its products.

In recent years, there has been significant litigation in the United States involving patents and other intellectual property rights.  While the Company currently is not engaged in any intellectual property litigation or proceedings, it may become involved in these proceedings in the future. In the future the Company may be subject to claims or inquiries regarding its alleged unauthorized use of a third party's intellectual property. An adverse outcome in litigation could force the Company to do one or more of the following:

•

stop selling those products that uses the challenged intellectual property;

•

pay significant damages to third parties;

•

obtain from the owners of the infringed intellectual property right a license to sell or use the relevant technology, which license may not be available on reasonable terms, or at all; or

•

redesign our products that use the infringed technology, which may not be economically or technologically feasible.

Whether or not an intellectual property litigation claim is valid, the cost of responding to it, in terms of legal fees and expenses and the diversion of management resources, could be expensive and harm the Company’s business.

(9)

The Company’s future success will depend on its ability to adapt its technology to evolving industry standards and to continually improve the performance, features and reliability of its products.

Future products of the Company may require innovation, development and testing prior to commercialization.  The standards within the industry may change rapidly or customers or potential customers may require improvements to our products.  If we are unable to adapt our technology to keep up with industry standards and to continually improve the performance, features and reliability of our products, our business will fail.

(10)

Failure to implement an effective marketing strategy will adversely affect the Company’s revenue, cash flow and profitability.

The Company’s long-term marketing strategy anticipates achieving significant revenues from the sale of its products.  To date, the Company has not sold any products.  The Company’s future operating results could be adversely affected by a variety of factors including:

•

its ability to penetrate its targeted markets;

•

the time in which it takes to gain acceptance of its products;

•

the acceptance of new or enhanced versions of its products;

•

the rate at which its products are sold; and

•

its ability to provide ongoing support for its products.

(11)

The Company is dependent on the services of one company for the design of its products and another for the manufacturing of its products.  The loss of either service would have a material effect on the Company’s operations.

Detail engineering of the Company’s are the responsibility of Paco Corp., of St. Hubert, Quebec, Canada and Brilliant Stages Limited of Hitchin, Hertshire, United Kingdom, will carry out the manufacturing of the products.  The Company’s performance is substantially dependent on the performance and continued efforts of both companies.  The availability of products is a material factor in the Company’s operations.  The inability of the Company’s partners to meet demand for its products could affect profitability.  The Company is dependent on its partners for the manufacturing of all its products and in the event one or more of its partners is unable to meet demand the Company’s profits would be affected negatively. The loss of the services of either company would have a material adverse effect on the Company’s business, results of operations and financial condition.

(12)

The Company may face product liability for the products manufactured by its partners and the Company does not have general liability insurance.

As the Company’s partners produce its products for use by consumers, it may become liable for any damage caused by those products when used in the manner intended.  Any such claim of liability, whether meritorious or not, could be time-consuming and result in costly litigation.  The Company does not maintain general liability insurance.  Any imposition of liability would harm the Company’s business.

(13)

The Company’s future performance is dependent on key personnel.  The loss of the services of any of the Company’s executives or Board of Directors could have a material adverse effect on the Company business

The Company’s performance is substantially dependent on the performance and continued efforts of the Company’s executives and its board of directors.  The loss of the services of any of the Company’s executives or board of directors could have a material adverse effect on the Company business, results of operations and financial condition.  The Company currently does not carry any key person insurance on any of the board of directors.

 (14)

As the Company is a Canadian company it may be difficult for US shareholders of the Company to effect service on the Company or to realize on judgments obtained against the Company in the United States.

The Company is a Canadian corporation.  All of its directors and officers are residents of Canada and a significant part of its assets are, or will be, located outside of the United States.  As a result, it may be difficult for shareholders resident in the United States to effect service within the United States upon the Company, directors, officers or experts who are not residents of the United States, or to realize in the United States judgments of courts of the United States predicated upon civil liability of any of the Company, directors or officers under the United States federal securities laws.  If a judgment is obtained in the US courts based on civil liability provisions of the US federal securities laws against the Company or its directors or officers, it will be difficult to enforce the judgment in the Canadian courts against the Company and any of the Company’s non-US resident executive officers or directors.  Accordingly, United States shareholders may be forced to bring actions against the Company and its respective directors and officers under Canadian law and in Canadian courts in order to enforce any claims that they may have against the Company or its directors and officers.  Nevertheless, it may be difficult for United States shareholders to bring an original action in the Canadian courts to enforce liabilities based on the US federal securities laws against the Company and any of the Company’s non-US resident executive officers or directors.

(15)

Conflicts of Interest of certain directors and officers of the Company.

From time to time certain of the directors and executive officers of the Company may serve as directors or executive officers of other companies and, to the extent that such other companies may participate in the industries in which the Company may participate, the directors of the Company may have a conflict of interest.  In addition, the Company’s dependence on directors and officers who devote time to other business interests may create conflicts of interest, i.e. that the fiduciary obligations of an individual to the other company conflicts with the individual fiduciary obligations of the Company and vice versa.

Directors and officers must exercise their judgment to resolve all conflicts of interest in a manner consistent with their fiduciary duties to the Company.  If such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms.  In appropriate cases, the Company will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict.  The Company is not aware of the existence of any conflict of interest as described herein insofar as its directors and officers are concerned.

General Risks Associated with Stock Ownership

(16)

The Company has not declared any dividends since its inception in 1997, and has no present intention of paying any cash dividends on its common stock in the foreseeable future

The Company has not declared any dividends since its inception in 1997, and has no present intention of paying any cash dividends on its common stock in the foreseeable future.  The payment by the Company of dividends, if any, in the future, rests in the discretion of the Company's board of directors and will depend, among other things, upon the Company's earnings, its capital requirements and financial condition, as well as other relevant factors.

(17)

The possible issuance of additional shares may impact the value of the Company stock

The Company is authorized to issue 100,000,000 shares of Class A common stock without par value.  It is the Company's intention to issue more shares.  Sales of substantial amounts of common stock (including shares issuable upon the exercise of stock options, the conversion of notes and the exercise of warrants), or the perception that such sales could occur, could materially adversely affect prevailing market prices for the common stock and the ability of the Company to raise equity capital in the future.

(18)

The Company has not determined whether it meets the definition of a "passive foreign investment company" under US tax rules

The Company has not determined whether it meets the definition of a “passive foreign investment company” (a “PFIC”) under US tax rules.  There is a risk the Company may be deemed to be a PFIC and in such event a U.S shareholder could under certain circumstances be required to pay an interest charge together with tax calculated at maximum tax rates on the sale of shares of the Company.

If 75% or more of the Company's annual gross income has ever consisted of, or ever consists of, “passive” income or if 50% or more of the average value of the Company’s assets in any year has ever consisted of, or ever consists of, assets that produce, or are held for the production of, such “passive” income, then the Company would be or would become a PFIC.  Passive income is income from dividends.  The Company has not provided assurances that it has not been and does not expect to become a PFIC.

(19)

Management of the Company can through their stock ownership in the Company influence all matters requiring approval by the Company’s stockholders.

Management of the Company own collectively, as of May 5, 2006, 10,174,075 Class A common shares being 55.1% of the Company's issued and outstanding shares of common stock.  These stockholders, if acting together, will be able to significantly influence all matters requiring approval by the Company's stockholders, including the election of directors and the approval of mergers or other business combination transactions.

(20)

There will not be a market for the Company's common stock in the United States until the Company makes an application to do so.

There will not to be a market for the Company’s common stock in the United States until the Company's common stock is quoted on an exchange in the United States or the NASD’s Over the Counter Bulletin Board.  No listing application has been filed by the Company with NASD OTC, although it is the Company’s intention to make such an application shortly.

The Company’s shares are illiquid and no assurance can be given that a market for the Company's common stock will be quoted on the NASD’s Over the Counter Bulletin Board or elsewhere.

(21)

The Company’s Class A common shares will be subject to “penny stock rules”.

The Company’s Class A common shares will be subject to the “penny stock rules” as defined by Rule 3a51.1 of the Exchange Act for the following reasons:  (a) the Company does not have net tangible assets of at least $2,000,000; (b) has not had an average revenue of $6,000,000 for the preceding three years; and (c) has not been authorized for quotation in the National Association of Securities Dealers’ Automated Quotation system (NASDAQ).  See Risk (20) below regarding the sale or transfer of the Company’s common stock by shareholders in the United States.

(22)

The sale or transfer of the Company’s common stock by shareholders in the United States will be subject to the so-called "penny stock rules."

Under Rule 15g-9 of the Exchange Act, a broker or dealer may not sell a  "penny stock" (as defined in Rule 3a51-1) to or effect the purchase of a penny stock by any person unless:

(a)

such sale or purchase is exempt from Rule 15g-9;

(b)

prior to the  transaction  the broker or dealer has (1) approved the person's account for transaction in penny stocks in accordance with Rule 15g-9, and (2) received from the person a written agreement to the transaction setting forth the identity and quantity of the penny stock to  be purchased; and

(c)

the purchaser has been provided an appropriate disclosure statement as to penny stock investment.

The SEC adopted regulations that generally define a penny stock to be any equity security other than a security excluded from such definition by Rule 3a51-1.  Such exemptions include, but are not limited to (1) an equity security issued by an issuer that has (i) net tangible assets of at least $2,000,000, if such issuer has been in continuous operations for at least three years, (ii) net tangible assets of at least $5,000,000, if such issuer has been in continuous operation for less than three years, or (iii) average revenue of at least $6,000,000 for the preceding three years; (2) except for purposes of Section 7(b) of the Exchange Act and Rule 419, any security that has a price of $5.00 or more; and (3) a security that is authorized or approved for authorization upon notice of issuance for quotation on the NASDAQ Stock Market, Inc.'s Automated Quotation System.

It is likely that shares of the Company's common stock, assuming a market were to develop in the US therefor, will be subject to the regulations on penny stocks; consequently, the market liquidity for the common stock may be adversely affected by such regulations limiting the ability of broker/dealers to sell the Company's common stock and the ability of shareholders to sell their securities in the secondary market in the US.

Moreover, the Company shares may only be sold or transferred by the Company shareholders in those jurisdictions in the US in which an exemption for such “secondary trading” exists or in which the shares may have been registered.

ITEM 4.

INFORMATION ON THE COMPANY

A.

History and Development of the Company

The Company was incorporated in the Province of British Columbia, Canada on October 22, 1997 and is governed under the Business Corporations Act (British Columbia).  The Company commenced operations on September 1, 1998.  On February 9, 2006 the Company replaced its Memorandum with a Notice of Articles as was required by the Business Corporations Act (British Columbia).

The Company was established to design, engineer, and lease lightweight rapidly deployable mobile stages that deploy in five minutes.  The Company intends to market and lease the Stage[x] system for worldwide distribution.

The Company intends to generate revenue by leasing Stage[x] on daily, weekly and monthly rates to customers such as touring music concerts, outdoor theatre, political campaigns, sport awards ceremonies and product launches.  The Company plans to manufacture 10 Stage[x] systems for leasing over the next five years.

Key milestones from incorporation to the present time include:

1997	Conception of displaying the winning car during a Formula-1 (“F-1”) victory ceremony.

Architect Peter Busby of Vancouver, BC was retained to interpret the concept design of Stage[x], which produced a stage design that required two days to assemble.  When the initial design was presented to F-1 executives, they requested the entire stage was to deploy on the track in five minutes.

Busby & Associates assigned a team of architects to work on the project for five months to produce a 5-minute deployable stage model. The basic concept was proven to be feasible.

1998	Marketing material was developed and a contact base within F-1 was established. Contact was also established with John Piper (“Piper”) of Reynaldo Special Products.

A marketing study was conducted by attending F-1 and CART races. Presentations were made to drivers, team owners and sponsors to verify the design of Stage[x].

Evolution of concept for Stage [x] to encompass multiple uses in multiple industries.

1999	An internal business plan and financial structure for the Company was developed by management with the assistance of Al Kangi, Senior Partner of KPMG and his staff.

Evolution of design of Stage [x] to include a simultaneous broadcast capability.

Completion of proof-of-concept by John Piper.

2000	The Company carried out a private placement of its common stock by way of offering memorandum. A Proof of Concept Study was completed by Piper.

Completion of business plan written by CIBC.

2001

Patent application for Portable Modular Stage Unit filed with Canadian Intellectual Property Office.  Numerous potential customers/end users contacted by management to determine their interest in the Stage[x] system.

Confirmation by the Canadian Government (through IRAP) to release a grant of $68,000 Cdn., prior to which screening by the Canadian Institute of Marketing Intelligence (CIMI) had to be completed to acknowledge existence of a market for the product.

2002	Contract consummated with Paco Corp. whereby Paco Corp. agreed to carry out a two phase detailed engineering process on the Stage[x] system.

2003

Phase 2 of detail design and engineering completed; proof of concept completed; receipt of guarantee from Paco Corp. to design, engineer, manufacture, test and commission the first complete Stage[x] unit.  Completion of business plan on Stage[x] system written by CIBC

2004	Continued market research and development of Stage[x] along with development of distribution network. Due diligence of financing opportunities.

2005 to date

Preparation of audited financial statements for the years ended August31, 2003, 2004 and 2005 prepared and audited.  Form 20-F Registration Statement prepared for filing with Securities and Exchange Commission.

The Company’s head office is situated at Suite 300, 1055 West Hastings Street, Vancouver, BC V6E 2E9 (Telephone: 604-684-1411).  The registered and records office is located at offices of Marusyk Miller & Swain, LLP, Lawyers, of Suite 2200, 200 Granville Street, Vancouver, BC V6C 1S4. (Telephone: 604-6694350).

The Company has no subsidiaries.

The Company has no agent in the United States at this time.

B.

Business Overview

The Company was formed to design, manufacture and lease lightweight rapidly deployable mobile stages for the advertising, sports and entertainment industries.

Based on the design concept prepared by Paco Corp. on behalf of the company, the Company’s stage design known as the Stage[x] system can be fully deployed and operational in approximately five minutes.  Stage[x] is a unique mechanical staging concept with a Canadian patent pending.  See “Research and Development, Patents and Licenses, etc.” on page 21.

The system will be fully transportable by aircraft, ship, flatbed truck, and fork lift to any event venue.  Being completely self-contained within standard twenty-foot containers, Stage[x] will minimize transportation costs and logistical challenges.  The design and engineering features of the Stage[x] system will enhance presentation opportunities for sports and entertainment industries.  These features will include state-of-the-art media production components such as audio, stage lighting, and LED (Light Emitting Diodes) video, which will be combined with a cost effective mobilization turn-around time.

The Stage[x] system will allow event producers to schedule events at times and locations that are not physically possible with current conventional stage technology.  Typical stage configurations similar to specifications of the Stage[x] system require a minimum of 24 hours to assemble, involving additional rentals of auxiliary equipment and labour for an event that is perhaps only hours long.  The Stage[x] system will provide the opportunity of positioning a staged event in the most desirable venue location quickly and effortlessly, and which will take, on average, not more than 10 minutes for site security.  The Company expects the use of Stage[x] will save significant costs when compared to existing staging requirements, and will enhance utilization by mobilizing Stage[x] to multiple presentation venues in a shorter time period.

Highlights of Stage[x]

Stage[x] is the Company’s complete event production solution which will offer an elevated self-levelling stage platform complimented by high resolution video screens, professional audio speaker system, and high intensity stage lighting.

Stage[x] is comprised of three elements that will be delivered to the event locations on standard military pallets for handling ease in air, ocean and road transport.  The platform, video and auxiliary unit together weigh approximately 6,000 lbs. and is 20 feet long by 8 feet wide by 8 feet high resulting in a total volume of 143.5 cubic feet.  Once fully deployed, the stage size will be around 500 square feet with large LED video screens, sophisticated audio, and 4 Varilite Wash 3000 computer sequenced lighting fixtures. All multi-media control systems will be incorporated into Stage[x].

The Platform Unit will be a stage component consisting of a lightweight aluminium stage and self-levelling support legs.

The Multimedia Unit will contain the sound system elements, lighting system, LED Video Screens and backdrop sponsor signage.

The Auxiliary Unit will contain the power supply, multimedia control panel, canopy, and lift assembly that raises the platform and LED video units to stage design elevation.

On average, Stage[x] will require a location to be secured for no more than ten minutes prior to launching the intended staged event.  Once positioned, two accompanying technicians will remove the platform contents and deploy the stage with its components via telemetry to the desired configuration.

Stage[x] has been designed to deploy on virtually any surface and automatically present a perfectly level stage.  This enables Stage[x] to be used at a wide variety of out-door activities including ski-hills, golf courses and the rugged terrain of car rallies.

The features of the Stage[x] system that make it superior in deployment simplicity and ease of operation include:

Mobilization/Demobilization Telemetry Control

Continuous Automated Self-levelling Monitoring

Platform Articulation – Extension/Raising/Lowering of Stage Flooring

Wireless Multimedia Control Station – Video, Audio and Lighting

The Company does not have a working model at this time; however it has completed a proof of concept study for the function, schedule to manufacture and cost to manufacture.  The concept design along with Phase 1 of the engineering process is complete and the Company is now ready to start the final phase of detail engineering and fabrication to build the first full-scale prototype before going into production.

Market Potential

The Company anticipates a strong demand internationally for the Stage[x] system for entertainment, sporting, political and corporate events.  The Company has received over 10 non-binding letters of interest from companies worldwide to use the Stage[x] system prior to the Company’s initiating any significant organized marketing efforts.  No Stage[x] systems have been manufactured or leased to date.

It is expected that operating costs associated with the deployment and distribution of Stage[x] will be considerably less than for existing staging systems.  Stage[x] will require only two staff members to operate, maintain and supervise transport logistics for each stage, while several workers are required to transport, construct and dismantle existing stages.

It is expected that the Stage[x] system will be the most portable mobile stage available, capable of deploying on virtually any surface.  Existing staging systems are severely restricted in their venue location due to their size and construction methods.  Additional versatility will be provided by the self-levelling capabilities of the Stage[x] system and the lifting platform which allows users to lift equipment and material to the main stage floor without the use of forklifts and pulley equipment.

Stage[x] has been designed to fit on a standard 20-foot military pallet for ease of distribution.  Existing staging systems usually consist of hundreds of individual component parts that must be rebuilt and removed from venue to venue, slowing transportation and increasing costs.  Promotions, political campaigns, concerts and ceremonies that move from one location to the next often need three or more systems that “leapfrog” the event.  Stage[x] will save money by requiring only one stage that can move as fast as the event.

Live events can be promoted using the Stage[x] system’s 10’ x 12’ video screens. An example of its flexibility is its potential use at International Auto Shows where a car manufacturer can display a full line of models very quickly instead of a single fixed design.

Design

Pursuant to the Company’s Proof of Concept Contract dated September 3rd, 2002 with Paco Corp. (“Paco”), of St. Hubert, Quebec, detail engineering of the Stage[x] units has been the responsibility of Paco.  Paco has been a leader in the design and fabrication of electromechanical equipment for advanced industrial applications since 1960.  Paco holds more than 30 patents and is recognized for innovation through research and development in response to market needs.  Gala Theatrical Equipment (“Gala”), a division of Paco, has designed and built many mobile and fixed stage systems for Cirque du Soleil, as well as for renowned opera hours and orchestras around the world.  Gala’s Sylvain Giroux will be the Chief Project Director for the Stage[x] engineering and manufacturing programs.

The design engineering study, which is the final stage before the construction of Stage[x], outlines the engineering specifications for the following areas:

(i)

shell structure – target weights, target packaging volume, internal framework, mechanism attachment positions;

(ii)

deployment mechanisms – types of mechanisms that can be employed, mechanism drive options, deployment sequence, mechanism position control system;

(iii)

overall concept – deployment time, packaging of each deployment mechanism;

(iv)

operating logistics – safety systems, electrical power supply; and

(v)

engineering parameters, self-propelled drive system, load capacity of main structure materials, structure stability, wind loading.

Manufacturing

The Company has selected Brilliant Stages Limited (“Brilliant Stages”), of Hitchin, Hertshire, United Kingdom, in association with Paco, to complete the detail engineering and manufacture of Stage[x].

Brilliant Stages was established in 1980 and is a world leader in specialist stage set fabrication.  It designs and builds lightweight stage sets for fast set-up and compact storage that are robust and capable of withstanding the rigours of touring.  Brilliant Stages consolidated its reputation for reliable, high quality set design and construction through work done for some of the biggest stars of the 80’s and 90’s, including the Rolling Stones, Iron Maiden, Def Leppard, U2, Elton John, Sting, Paul McCartney, Phil Collins, Pink Floyd, Tina Turner and Dire Straits.

Subject to obtaining sufficient financing the Company intends to contract manufacture two stages within the next year.  Paco has undertaken and completed five months of extensive engineering during the design and pre-build stage to prove Stage[x] function to specification within the proposed budget.

The Company has received a quote from Brilliant Stages dated April 15, 2005, whereby Brilliant Stages agreed to carry out a feasibility design/study to cover mechanical engineering and automation control on the Stage[x].  The elements covered include:

•

Truck drive and steering

•

Video screen movement and attachment to stage truck

•

Truck alignment and mating

•

Stage system lift and levelling

•

Deployment of hand rails and apron steps

•

Deployment of video screens

•

Roof deployment

•

Deployment of additional elements - flagpoles, risers etc

•

Deployment of loudspeaker platforms

The feasibility study will cover initial design discussions with the Company, discussions with other suppliers, such as video, audio, lighting etc., detailed evaluation of each axis of movement, preferred mechanical design, including concept drawings, master control system, truck drive and steering control, self-levelling and alignment systems and meeting with key mechanical and control suppliers.

The estimated time frame is four to eight weeks for the mechanical analysis, with an additional eight to twelve weeks for control analysis.  The Company was quoted a price of £50,000.00 (GBP) or approximately $87,167 US, with a 50% deposit, payable on receipt of the Company’s order and the balance of 50% due on completion, prior to submission of report.

The Company is in the process of raising the funding necessary to pay the fee to Brilliant Stages, at which time the work will commence.

Pursuant to the written Guarantee from Paco Corp. dated February 18, 2003, Paco guaranteed to complete the design, engineering, manufacturing , testing and commissioning of a first complete system for a budget price of Cdn$2,850,000.up to a maximum of Cdn$3,250,000.  For any additional units, the Company was quoted a price of Cdn$1,900,000 to a maximum of Cdn$2,100,000.  Paco guaranteed that the delivery of a complete Stage[x] system could be completed between 38 to 44 weeks from the date that a letter of intent is issued, with a lead time of approximately 16 weeks to set up a team of 10 to 12 mechanical and electrical engineers, designers and technicians.

Funding

The Company will require funding of approximately $4,250,000 Cdn. to design and manufacture the first Stage[x] system and support the Company’s operations during the next two years.  The funds will be used for the engineering and manufacture of the first Stage[x] system, in the amount of $3,250,000 Cdn, together with working capital of $750,000 and expected financing costs of $250,000.

THE MARKET

Marco Delgado, of Xydel Consultants (“Delgado”), was retained by the Company to carry out independent due diligence to determine the opportunities for the Stage[x] units.  Delgado conducted a market sizing study for the Stage[x] system and identified a current demand for 110 units and 15,000 lease days.  The Company has also received non binding letters of interest from major event production companies around the world in support of the Company’s Stage[x] system.  Select Artists Inc., of Scottsdale, Arizona, which produces the Super Bowl and other high profile events, have endorsed the demand for the Stage[x] type of staging technology.  Showstopper Events Inc. (“Showstopper”) of Fortitude Valley, Queensland, Australia, have expressed the immediate need for Stage[x] for 225 days of lease.  Showstopper produces the Mercedes Benz product launch throughout Southeast Asia, Fosters Beer promotional programs, and Rugby Championships, among others.

The sports industry represents a major opportunity for Stage[x].  Every sport that involves a high-end awards ceremony is a potential market for Stage[x].  Sports venues of today require high profile media campaigns.  The more exposure organizers generate for their events, the more money they can charge their sponsors.  Sports prompters must be able to increase the exposure for their sport or they will lose critical market share and lucrative sponsorship opportunities.

The Company has identified the following potential key markets for Stage[x]:

Auto Racing:   Using the Stage[x] system, auto racing could display the winning car during the victory ceremony.  In motor sports there are two championships, one for the car drivers and another for the car manufacturers.  The latter is far more important to sponsors and organizers.  Each car has sponsorship over every inch of its panels that often cost several million dollars per year.  The first conceptual application for Stage[x] was to lift the winning car onto the awards platform displayed at 45 degrees and at shoulder height with the drivers.

Automobile Shows:   Stage[x] can be used for new car launches and associated promotional events.  In management’s discussions with Cobalt Marketing and Advertising in London England who consult to Ford, Saab and Mercedes Cobalt have indicated Stage[x] could be used at any car show.  Car manufacturers would be able to display their full line of new models throughout the course of the show, and run television ads to co-ordinate with the model displayed on the lift platform.  Executives will be able to stand on the stage and present the features of the new product.  There are 14 international car shows in Europe annually with continuous individual manufacturer promotional activity.

Yacht Racing:   Yacht racing is a growing sport attracting corporations for sponsorship.  The premier offshore race, the Volvo Ocean Race (formerly the Whitbread Round the World Race) visits ten cities over ten months with each multi-million dollar campaign flying to each port city to meet with the racers.

American Football:   American football at the college and professional level is a very high profile sport.  The championship games often involve promotions in the host city for days and even weeks prior to the events.  Hundreds of thousands of dollars are spent on staging presentations to promote the game to fans and guests of the host city on behalf of the owners or colleges of the home team, the visiting team, the organization (i.e. NCAA or NFL) and the host city.

Entertainment:   Concert tours usually involve three stages and crews that “leapfrog” locations.  This involves sound, video and stage technicians during the set-up, production, and tear-down processes.  A considerable amount of time and resources are required to “fine tune” each stage so as to be as similar as possible to the next so the performers limit any unexpected problems during their performances.

Stage[x] will be able to move as fast as the entertainers from location to location, with just two technicians.  Promoters will be able to arrange a mini concert in high-traffic downtown locations such as Rockefeller Center, Times Square and Central Park, all potentially in the one day with the same Stage[x] platform.

Other Potential Markets:  The following table details other potential markets for the Stage[x] system:

Market	Stage[x] Application
Political Campaigns

Political parties are constantly looking for new ways to generate exposure for their campaign speakers.  Particularly in the United States, the campaign trail has become a big-budget, high-tech production with the primary goal being exposure.

Golf	Deployable near the 18th hole for presentations following the final round for award presentations.
Beach Sports and Events	Self-levelling on any surface, including sand, allows Stage[x] events on uneven surfaces. The beach volleyball tournaments in Rio de Janeiro attract up to 250,000 people.
Polo, Football, Baseball, etc.	Deployable in minutes on the field, lifting the winning team to stage level for the post-game awards ceremonies. It will also support pre-game and intermission entertainment events.
Religious Events	Ministries preaching to congregation assemblies for remote outreach campaigns.
Music Festivals	Multiple location capabilities and variable stage elevations offer maximum audience exposure.
Conventions	Ability to deploy at various locations for multiple high-impact demonstrations and presentations.
Olympics	Medal presentations at the Olympics for each discipline.

Letter of Support

The Company has received letters from event production companies that support the development of the Stage[x] system.

•

74th Academy Awards – Request for 4 or 5 Stage[x] units for press coverage.

•

Fireworks Marketing Group – BMW Launch, Grey Cup, Concerts. Offices in Toronto Vancouver and Tokyo.

•

Select Artists Associates – Event Production for Super Bowl, Concerts, Promotions and other major events.

•

USA Events – Producers of Much Music concert events as well corporate promotional tours.

•

Showstopper Events – Major Australian and South East Asian Event production company. Produce promotional tour for Mercedes Benz, Fosters Beer, Australian Rugby etc.

•

IMG - International Marketing Group – victory podium at the Detroit and Cleveland Grand Prix and many other sports and entertainment events.

•

Maestro Peter McCoppin. Producer of outdoor symphony concerts and guest conductor at symphonies around the world.

MARKET COMPETITION

No rapid deployment stage similar to the Stage[x] design and capability currently exists.  The closest market competition for the Stage[x] product comes from conventional staging platforms requiring transportation, set-up, and maintenance involving considerable manpower for the various disciplines.  The market for Stage[x] will be driven by organizations that want to reduce production time and costs while improving the quality of the venue presentation dynamics.

The mobile stage industry currently consists of customized trailers that are towed to their locations by heavy trucks.  Multimedia components need to be added to the stage trailer for the sound, light and video elements.  Skirting is applied to cover the wheels and stairs, with lighting added later.  The assembly requires several hours, prior to the addition of extras such as video, lighting, a generator and custom advertising panels.  Each multimedia component can take between six to twelve hours to add to the stage, depending on how punctual the suppliers are and if one component needs to be completed before another can begin.  If the delivery and installation requires a day, and the event lasts a day, the event organizer must pay three days rental on each item.

There are only two key competitors in North America:  Stageline Mobile Stage Inc. (“Stageline”) and All Access Stages & Productions (“All Access”).

Stageline:  Stageline, of L’Assomption, Quebec, Canada, is the largest manufacturer of mobile stages in North America.  Stageline is a private company started in 1981, and has over 80 employees.  Stageline has trailer-stages situated in Canada, the United States and Europe.  Stageline rents and sells their stages directly to customers and to local stage suppliers in North America and Europe.  Its fastest deployed product is 30 minutes, using one technician with a very simple stage and backdrop.

All Access:  All Access has its head office in Torrance, California, with an east coast office in Newton, New Jersey.  All Access was formed in 1991 and is an industry leader in set construction and staging design, specializing in the concert touring industry and special effects.

Based on management’s review of standard rates for conventional stage system rentals, the following is a cost and feature comparison of the Stage[x] system and conventional stage systems:

	Stage[x] System	Conventional Stage Systems
Stage size	20’ x 30’	24’ x 30’
Self-levelling	Included	N/A
Lifting platform	Included	N/A
Air transportation	Yes	No
Adjustable height	4 ‘ x 10’	2.5’ to 4.0’

Cost of stage	$30,000	$7,500
Two video screens	Included	$50,000
Sound system	Included	$7,500
Lighting	Included	$7,500
Total	$30,000	$72,500

MARKETING AND DISTRIBUTION

Marketing

The Company anticipates that promotion for Stage[x] will be handled by strategically located marketing and advertising firms, as well as event production companies, on a non-exclusive basis, with minimum performance targets and incentive plans.  It is expected that these firms will be compensated by way of a 10% booking fee, and that marketing groups will be responsible for 10% of the total revenues in year one, ramping up to 90% in year five. At his time the Company has no entered into any formal marketing and distribution contracts.

Based on discussions management had with potential customers, some of whom have provided non-binding letters of interest, management expects that a daily lease rate of $30,000 Cdn. would be realised for the Stage[x] system.

The Company has presented Stage[x] to a number of internationally published magazines, including “Auto Sport” and “Formula-1 Racing”.  “Event World”, an international event promotions magazine, has also published articles on the Stage[x] concept.

Distribution

The Company has selected Federal Express and Schenker Ltd., two of the world’s leading distribution companies, as potential transporters of Stage[x].  The Company’s unit engineers will be responsible for coordination between the distribution company and event coordinators to ensure timely site landing and deployment.  All costs involved in transporting Stage[x] will be paid by the client.  The Company has also been working with Air France Cargo to receive detailed specifications for Aircraft Transportation Standards and pricing.

D.

Property, Plant and Equipment

The Company’s executive offices are at the Guinness Business Centre, Suite 300, 1055 West Hastings Street, Vancouver, BC V6E 2E9.  The Company shares in a packaged office facility that rents space and provides business services for small business enterprises.  The Company leases space on a bi-annual basis at a cost of Cdn$1,400 per month, with a renewal option.

Facilities for the construction of the stages will be the responsibility of the outsourced construction company.  The stages will be housed at the construction site until they are ready for deployment.  Warehousing facilities will be on an as needed basis to temporarily store the stages while not engaged with customers.

Item 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.

Operating Results

This discussion should be read in conjunction with the audited financial statements of the Company and related notes included therein.

Critical Accounting Policies

Going Concern

The audited financial statements included with this Form 20-F Registration Statement have been prepared on the going concern basis which assumes that adequate sources of financing will be obtained as required and that the Company’s assets will be realized and liabilities settled in the ordinary course of business.  Accordingly, the audited financial statements do not include any adjustments related to the recoverability of assets and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

In order to continue as a going concern, the Company requires additional financing.  There can be no assurance that additional financing will be available to the Company when needed or, if available, that it can be obtained on commercially reasonable terms.  If the Company is not able to continue as a going concern, it would likely be unable to realize the carrying value of its assets reflected in the balances set out in the preparation of the financial statements.

Operating Results of the Company

Three-month period ended November 30, 2005 (“Interim 2005”) compared to the three month period ended November 30, 2004 (“Interim 2004”)

The Company reduced expenses to $181 for the three month period ended November 30, 2005, from $9,637 for the three month period ended November 30, 2004.  The most significant change was that the Company did not incur rent (2005 - $Nil, 2004 - $4,567) or travel (2005 - $Nil, 2004 - $5,000) expenses.

Comparison of Canadian GAAP and United States GAAP for Interim 2005 and 2004

See Note 10 to the financial statements of the Company for a comparison of Canadian GAAP and United States as applicable to the Company’s operations.  Any GAAP differences did not result in a difference in the financial position, results of operations or cash flow of the Company during this period.

Fiscal year ended August 31, 2005 compared to the fiscal year ended August 31, 2004

The Company experienced a 10% decrease in expenses to $211,885 for the year ended August 31, 2005 from $214,296 for the year ended August 31, 2004.  The most significant changes were the decrease in accounting and legal fees from $116,321 in 2004 to $63,207 in 2005.  In addition, the Company had product development expenses of $50,000 in 2004 and $Nil in 2005.

Comparison of Canadian GAAP and United States GAAP as applicable to the Company’s operations

See Note 10 to the financial statements of the Company for a comparison of Canadian GAAP and United States as applicable to the Company’s operations. Any GAAP differences did not result in a difference in the financial position, results of operations or cash flow of the Company during this period.

Fiscal year ended August 31, 2004 compared to the fiscal year ended August 31, 2003

The Company incurred a 286% increase in expenses to $214,296 for the year ended August 31, 2004 from $74,853 for the year ended August 31, 2003.  Significant changes included an increase in accounting and legal fees from $3,907 in 2003 to $116,321 in 2004, and an increase in product development costs from $29,192 in 2003 to $50,000 in 2004.  The increase in accounting and legal fees in 2004 relate to development of patents and trademarks and development of the Stage[x] system.

Comparison of Canadian GAAP and United States GAAP as applicable to the Company’s operations

See Note 10 to the financial statements of the Company for a comparison of Canadian GAAP and United States as applicable to the Company’s operations. Any GAAP differences did not result in a difference in the financial position, results of operations or cash flow of the Company during this period.

Fiscal year ended August 31, 2003 compared to the fiscal year ended August 31, 2002

The Company reduced expenses by 243% to $75,853 for the year ended August 31, 2003 from $181,460 for the year ended August 31, 2002.  Significant changes included a decrease in salaries from $43,796 in 2002 to $1,673 in 2003, and a decrease in consulting fees from $68,548 in 2002 to $959 in 2003.

Comparison of Canadian GAAP and United States GAAP as applicable to the Company’s operations

See Note 10 to the financial statements of the Company for a comparison of Canadian GAAP and United States as applicable to the Company’s operations. Any GAAP differences did not result in a difference in the financial position, results of operations or cash flow of the Company during this period.

B.

Liquidity and Capital Resources

As of August 31, 2005, the Company had accounts payable of $530,745, compared to accounts payable of $308,785 in debt as of August 31, 2004.  On February 2, 2006 the Company settled a significant portion of its outstanding accounts payable by the issuance of 1,819,840 Class A common shares at a price of $0.25 per share, in settlement of debt in the amount of $454,960,

For three month period ended November 30, 2005

The Company had a working capital deficit of $482,882 as at November 30, 2005 compared to a working capital deficit of $496,201 at August 31, 2005, representing a decrease of 3%.

During the three months ended November 30, 2005 the Company issued a total of 95,000 shares pursuant to private placement subscriptions for net proceeds of $9,500.  During this period the Company also issued 40,000 in settlement of debt in the amount of $4,000.

Fiscal year ended August 31, 2005 compared to the fiscal year ended August 31, 2004

The Company had a working capital deficit of $496,201 at August 31, 2005 compared to a working capital deficit of $285,334 at August 31, 2004, representing an increase of $192,867.

Fiscal year ended August 31, 2004 compared to the fiscal year ended August 31, 2003

The Company had a working capital deficit of $285,334 at August 31, 2004 compared to a working capital deficit of $127,603 at August 31, 2003, representing an increase of $157,731.

During Fiscal 2004, the Company issued 375,000 shares for proceeds of $37,500.

Fiscal year ended August 31, 2003 compared to the fiscal year ended August 31, 2002

The Company had a working capital deficit of $157,731 at August 31, 2003 compared to a working capital deficit of $119,953 at August 31, 2002, representing an increase of $37,778.

During Fiscal 2003, the Company issued 600,000 shares for proceeds of $60,000.

Capital Requirements

The Company’s greatest cash requirements during the next 12 months will be for funding its business operations.  As an immediate strategy, the Company intends to raise $4,250,000 through private placements of stock to maintain and expand its business operations.  The intended use of these proceeds will be used as follows:

Two-stage main project plan, as set out below	$3,250,000
Financing costs	250,000
General working capital	750,000
Total:	$4,250,000

Stage One – Detail Engineering - Timeline: 6 months - Total Budget: $1,250,000

Activities:

Engineering Design

- Structural design and analysis

- Engineering drawings for manufacture

- Mechanisms design and build

- Material and finish specification

Systems Design

- Electro server system design and build

- Electronics design and build (power supply)

- Electronics design and build (multi-media and controls)

Industrial Design

- Aesthetic design development

- Engineering and systems integration into product

- Total product performance information monitor

- Project management

Stage Two – Build and Test – Timeline: 4 months – Total Budget: $2,000,000

Activities:

Project Build

- Fabrication, machining and finishing

- Electric, electronic and multi-media build

- Assembly

Product Test

- Deployment and systems check at private, covered premises

- Cyclic and safety testing

- Training of maintenance crew

Goals

- Delivery of contract

- Complete and tested mobile Stage[x] podium

- Full set of design and engineering drawings

- Component maintenance engineer training program

- Project sign off

At this time the Company has been unable to obtain bank financing.  Accordingly, the Company intends to raise the capital it requires by way of private placements. There is no assurance that the Company will be able to obtain this funding or that such funding, if available, can be obtained on terms acceptable to the Company. In the event the Company can not raise the required capital it will cease operations.

As at May 5, 2006 the Company has a lease commitment for its premises which requires minimum payments of $1,400.00 per month expiring June30th 2006 and renewable thereafter.

In the future, the Company will need to raise additional funds in order to maintain and expand its operations, and its ability to maintain and expand operations will therefore depend upon its ability to raise these additional funds through bank borrowings, equity or debt financing.  There is no assurance that the Company will be able to obtain additional funding when needed, or that such funding, if available, can be obtained on terms acceptable to the Company. In the event the Company can not raise the required capital when needed it will cease operations.

Any funds raised by the Company through the issuance of equity or convertible debt securities will cause the Company's current stockholders to experience dilution.  Such securities may grant rights, preferences or privileges senior to those of the Company's common stockholders.

There is no assurance that the Company will earn revenue, operate profitably or provide a return on investment to its security holders.

As of the date of this Form 20-F Registration Statement, the Company has 18,493,915 issued and outstanding Class A common shares.  There are no outstanding share purchase warrants or incentive stock options.

C.

Research and Development, Patents and Licenses, etc.

Research and Development

The Company paid an aggregate of $79,192 to Paco Corp. for design engineering of the Stage[x] system. during fiscal 2003 and fiscal 2004.

Patents

MBM & Co. (“MBM”), Patent & Trademark Agents, of Ottawa, Ontario, Canada, has filed the application for patent made by the Company, which is anticipated will be completed during the detailed engineering process.  Mr. Aiyaz Alibhai, Patent Attorney, of MBM, is leading the team for patent registration and incorporation of detail design and engineering information into the application file.  The patent #CA2364494 entitlted “Portable Modular Stage Unit” was filed on December 4th, 2001.

D.

Trend of Information

Not applicable.

E.

Off-balance sheet arrangements

Not applicable

F.

Tabular Disclosure of Contractual Obligations

The Company does not currently have any contractual obligations.

Safe Harbor

Forward Looking Statements

The foregoing Operating and Financial Review and Prospects contains "forward looking statements", including statements regarding, among other items, the Company’s business strategies, continued growth in its markets, projections, and anticipated trends in its business and the industry in which it operates.  The words "believe," "expect," "anticipate," "intends," "forecast," "project," and similar expressions identify forward-looking statements.  These forward-looking statements are based largely on the Company’s expectations and are subject to a number of risks and uncertainties, certain of which are beyond the Company’s control.  The Company cautions that these statements are further qualified by important factors that could cause actual results to differ materially from those in the forward looking statements, including, among others, the following: reduced or lack of increase in demand for the Company’s products, competitive pricing pressures and the level of expenses incurred in its operations.  In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained herein will in fact transpire or prove to be accurate.  The Company disclaims any intent or obligation to update "forward looking statements".

Item 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

Name	Age	Position	Other Reporting Companies in Canada or the United States
			Company	Position
Stephen C.G. Rappard	51	Director, President and CEO	N/A	N/A
Veronique V. Lamy	40	Director, Vice-president Operations and Secretary	N/A	N/A
Digges La Touche	50	Director	N/A	N/A

The following sets out the principal occupations and related experience for the directors and senior officers of the Company:

STEPHEN C.G. RAPPARD – Director, President and Chief Executive Officer

Mr. Rappard has been a director, President and CEO of the Company since the Company’s inception in October 1997.  He has devoted his full attention to the Company since January 1999 and is involved in all aspects of the Stage[x] development.  From May 1997 to December 1998 Mr. Rappard was Project Manager/Quantity Surveyor for Helyar & Associates, of Vancouver, BC, where he was responsible for budget studies and project monitoring, coordination and management.  From 1991 to 1997 Mr. Rappard held the same position and carried out the same responsibilities with Butterfield Development Consultants, of Vancouver, BC.  Mr. Rappard also has experience in research and development, public relations and advertising coordination and customer relations.  He is bilingual (English and French).  Mr. Rappard studied Social and Applied Sciences at Champlain College in Montreal, Quebec, Canada from 1972 to 1976, Advertising and Marketing at London College in London, England from 1976 to 1978 and Quantity Surveying at Reading House, England from 1980 to 1982. Mr. Rappard will devote 100% of his time to the business of the Company.

VÉRONIQUE V. LAMY – Director, Vice-President of Operations and Secretary

Ms. Lamy has been a director of the Company since July 24, 2000; Vice-President Operations since March 10, 2000 and Secretary since April 20, 2000.  She was employed by the Company in Vancouver, BC until January 2001, when she moved to France.  Ms. Lamy is currently employed as an Executive Assistant with SNEF, a logistics company based in Marseilles, France.  Prior to her employment with the Company Ms. Lamy managed and planned travel requirements and organized and synchronized entertainment affairs at local and international venues for major corporations and financial institutions, including The Canadian Imperial Bank of Commerce, the Royal Bank of Canada and Grosvenor International Corporation, all in Vancouver, BC.  Ms. Lamay will devote approximately 10% of her time to the business of the Company.

DIGGES LA TOUCHE – Director

Mr. Touche has been a director of the Company since June 3, 2002.  He is a self-employed consultant with British Gas in the capacity of Senior Project Manager.  Mr. Touche has over 27 years experience in commercial contract management, project controls and construction management within the petrochemical industry, both onshore and offshore, and on a major civil engineering/irrigation project.  He has specialized in contracts formation and project control management since 1986 which includes determining contract strategy and all aspects of contract formation, subsequent contract management and project controls.  Since 1994 Mr. Touche has been involved with the development and implementation of innovative alliance strategies for oil and gas projects.  During 2001 and 2002 he worked as a contracts consultant within a supply chain project team charged with delivering significant added value to business streams.  Mr. Touche has a B.Sc. (Civil Engineering) from Portsmouth University in England.  He is a graduate member of the Institution of Civil Engineers.  Mr. La Touche will devote approximately 10% of his time to the business of the Company.

B.

Executive Compensation

The Company currently has two Executive Officers, namely Stephen Rappard, President and CEO, and Veronique V. Lamy, Vice-President of Operations and Secretary.  “Executive Officer” means the president, any vice-president in charge of a principal business unit such as sales, finance or production, any officer of the Company who performs a policy-making function for the Company whether or not that person is also a director of the Company, and the chairman and any vice-chairman of the board of directors of the Company if that person performs the functions of that office on a full-time basis.

Set out below is a summary of compensation paid during the Company’s three most recently completed financial years to the Company’s Executive Officers:

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compen-sation ($)
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	Long Term Incentive Plan Payouts ($)
Stephen Rappard President and CEO	2005 2004 2003	8,000 8,000 0	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0
Veronique Lamy Vice-president Operations and Secretary	2005 2004 2003	0 0 1,673	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0

See “Share Ownership” below for details regarding the ownership of shares of the Company by the Company’s directors and officers.

There were no Executive Officers, or directors or other officers of the Company, who served during the financial years noted in the above table, whose salaries exceeded US$100,000 per year.

Options and Stock Appreciation Rights (SARs)

There are no stock options outstanding as of the date of this Form 20-F Registration Statement.

Compensation of Directors

The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year.

None of the Company’s directors have received any manner of compensation for services provided in their capacity as directors during the Company’s most recently completed financial year.

Long Term Incentive Plan (LTIP) Awards

The Company does not have LTIP awards pursuant to which cash or non-cash compensation is intended to serve as an incentive for performance whereby performance is measured by reference to financial performance or the price of the Company’s securities, was paid or distributed.

Defined Benefit or Actuarial Plan Disclosure

The Company has no defined benefit or actuarial plans.  However, the Company’s articles authorize the directors, on behalf of the Company, to pay a gratuity or pension or allowance on retirement to any director of the Company who has held any salaried office or place of profit with the Company or to his spouse or dependents and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.  No monies have been set aside by the Company for this purpose.

C.

Board Practices

The board of directors of the Company is currently comprised of Stephen Rappard, Digges La Touche and Veronique V. Lamy.  Each director of the Company is elected annually and holds office until the next annual general meeting of shareholders unless that person ceases to be a director before that date.  The board of directors currently has one committee; the audit committee.  The audit committee is comprised of Stephen Rappard, Digges La Touche and Veronique Lamy.   The audit committee is responsible for reviewing the Company’s financial reporting procedures, internal controls and the performance of the Company’s external auditors.  The audit committee is also responsible for reviewing quarterly financial statements and the annual financial statements.

D.

Employees

As of May 5, 2006 the Company has no employees other than Stephen Rappard, its President and CEO.

E.

Share Ownership

The following table lists as of the date of this Form 20F, the share ownership, including options and share purchase warrants of all of the Company’s directors and members of its administrative, supervisory and management bodies.  The Company has only one class of shares issued and outstanding, namely, Class A common shares, with no par value, and all of the Class A common shares have the same voting rights.

Name	Number of Class A Common Shares Held	Percentage of Shares Held (%) (1)	Number of Stock Options Held
Stephen Rappard (2)	6,300,000	34.1%	Nil
Digges La Touche	2,674,075	14.5%	Nil
Veronique Lamy (3)	1,200,000	6.5%	Nil

(1)

The percentage ownership is based on 18,493,915 shares outstanding as of May 5, 2006.

(2)

Stephen Rappard’s shareholdings include 6,300,000 Class A common shares registered in the name of Vivant Holdings Ltd., a private Barbados company, wholly-owned and controlled by Mr. Rappard.

(3)

Veronique Lamy’s shareholdings include 1,100,000 Class A common share registered in the name of Vero’s Holdings Ltd., a private Barbados company, wholly-owned and controlled by Ms. Lamy.

Item 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

The Company is a privately owned Canadian company, the shares of which are owned by Canadian residents, two US residents and residents of other countries.  As of May 5, 2006, the following parties have ownership of 5% or greater of the Company’s Class A common shares, all of which have the same voting rights attached thereto as all other Class A common shares of the Company:

Name	Number of Class A Common Shares Held	Percentage of Class A Common Shares Held
Stephen Rappard(1)	6,300,000	34.1%
Digges La Touche (2)	2,674,075	14.5%
Fred Dalley	1,410,000	7.6%
Veronique Lamy(3)	1,200,000	6.5%
Liam Murray	1,000,000	5.4%

(1)

Stephen Rappard’s shareholdings include 6,300,000 Class A common shares registered in the name of Vivant Holdings Ltd., a private Barbados company, wholly-owned and controlled by Mr. Rappard.

(2)

Veronique Lamy’s shareholdings include 1,100,000 Class A common share registered in the name of Vero’s Holdings Ltd., a private Barbados company, wholly-owned and controlled by Ms. Lamy

(3)

Mr. La Touche is a director of the Company.

As of May 5, 2006 the Company had 55 shareholders of record of which 644,000 shares were held by non residents of Canada.  A total of 259,000 shares of the Company are held by two U.S. residents.

Other than as disclosed above the Company is not aware of any other company, any foreign government or any other person, jointly or severally, that directly or indirectly controls the Company.  The Company is not aware of any arrangements the operation of which may at a future date result in a change in control of the Company.

B.

Related Party Transactions

The sum of $32,184 due from a director of the Company as of August 31, 2005 is payable on demand, bears no interest and has no fixed terms of repayment

C.

Interests of Experts and Counsel

Not applicable.

Item 8.

FINANCIAL INFORMATION

A.

Statement and Other Financial Information

See Item 17 for Audited Financial Statements of the Company for the years ended August 31, 2005, 2004 and 2003 and Unaudited Interim Financial Statements of the Company for the three months ended November 30, 2005.

Legal proceedings

The Company knows of no pending legal or arbitration proceedings including those relating to bankruptcy, governmental receivership or similar proceeding and those involving any third party against it, nor is the Company involved as a plaintiff in any material pending litigation.

The Company knows of no pending proceedings to which any director, member of senior management, or affiliate is either a party adverse to the Company or has a material interest adverse to the Company.

The Company has not since the date of its incorporation, declared or paid any dividends, nor does it intend to declare any dividend for the foreseeable future.

B.

Significant Changes

Since the date of the audited financial statements for the period ending August 31, 2005 there have been no significant changes except for the following:

(1)

On September 30, 2005 the Company issued 40,000 shares in settlement of a debt of $4,000.

(2)

On October 4, 2005 the Company issued 95,000 shares at a price of $0.10 per share for proceeds of $9,500.

(3)

On December 22, 2005 the Company issued 176,000 shares at a price of $0.25 per share for proceeds of $44,000.

(4)

On February 2, 2006 the Company issued 1,819,840 shares in settlement of debt of a total of $454,950.

Item 9.

THE OFFER AND LISTING

A.

Offer and Listing Details

Not applicable.

B.

Plan of Distribution

Not applicable.

C.

Markets

The Class A common shares of the Company are not listed on any stock exchange although it is the intention of management of the Company to seek a quotation of the Company’s Class A common shares on the NASD’s Over the Counter Bulletin Board in the near future.  There will continue to be no market for the Company’s Class A common stock in the United States until the Company’s common stock is quoted on the NASD’s Over the Counter Bulletin Board.  No assurance can be given that a market for the Company’s common stock will be quoted on the NASD’s Over the Counter Bulletin Board.

It is likely that shares of the Company’s common stock, assuming a market were to develop in the United States, will be subject to the regulations on penny stocks; consequently, the market liquidity for the common stock may be adversely affected by such regulations limiting the ability of broker/dealers to sell the Company's common stock and the ability of shareholders to sell their securities in the secondary market in the United States.

Moreover, the Company shares may only be sold or transferred by the Company shareholders in those jurisdictions in the United States in which an exemption for such “secondary trading” exists or in which the shares may have been registered.

Pacific Corporate Trust Company, of Vancouver, BC, will be the transfer agent for the Company’s Class A common shares.

D.

Selling Shareholders

Not applicable.

E.

Dilution

Not applicable.

F.

Expenses of the Issue

Not applicable.

Item 10.

ADDITIONAL INFORMATION

A.

Share Capital

Common Shares

The Company is authorized to issue 100,000,000 Class A common voting non-redeemable shares without par value, of which 18,493,915 are issued and outstanding as at May 5, 2006, as fully paid and non-assessable.  There are no Class A common shares reserved for issuance pursuant to outstanding stock options or share purchase warrants.

The Company is also authorized to issue 1,000,000 Class B common non-voting redeemable shares without par value, none of which have been issued to date.

Preferred Shares

The Company is authorized to issue 1,000,000 Class C preferred non-voting redeemable shares without par value, none of which have been issued to date.

The special rights and restrictions attached to the Company’s common and preferred shares is summarized in the following table:

Class	Dividend Entitlement	Voting Rights	Liquidation Entitlement	Redeemable	Retractable	Redemption Amount
A	Participating	Voting	2nd	No	No	N/A
B	Participating	Non-voting	2nd	Yes	Yes	Set by directors
C	Participating	Non-voting	1st	Yes	Yes	Set by directors

See “Memorandum and Articles of Incorporation” below for further details of rights and restrictions with respect to the Company’s common and preferred shares.

The following table reconciles the number of shares of common stock issued and outstanding during the three years ended August 31, 2003, 2004 and 2005, the period ending November 30, 2005 and as at the date of this Form 20F:

Shares Issued	Number of Shares	Amount (Cdn$)
Balance at August 31, 2003	15,988,075	1,058,999
Pursuant to private placement @ $0.10	375,000	37,500
Balance at August 31, 2004	16,363,075	1,096,499
Balance at August 31, 2005	16,363,075	1,096,499
Pursuant to private placement @ $0.10	95,000	9,500
Pursuant to debt settlement @ deemed $0.10	40,000	4,000
Balance at November 30, 2005	16,498,075	1,109,999
Pursuant to private placement @ $0.25	176,000	44,000
Pursuant to debt settlement @ deemed $0.25	1,819,840	454,960
Balance at May 5, 2006	18,493,915	1,608,959

Options

There are currently no outstanding stock options to purchase securities of the Company.

Share Purchase Warrants

There are no outstanding share purchase warrants to purchase stock of the Company.

B.

Memorandum and Articles of Incorporation

(1)

The Company’s objects and purposes as set forth in the Company’s Articles:

The Company’s Articles are silent as to the Company’s objects and purposes.

(2)

Number of shares, if any, required for qualification:

A director is not required to hold shares issued by the Company.

(3)

Borrowing Power of the Directors:

The directors may without authorization of the Company’s shareholders,

(a)

borrow money on the credit of the Company;

(b)

issue, reissue, sell or pledge debt obligations of the Company;

(c)

guarantee on behalf of the Company to secure performance of an obligation of any person; and

(d)

mortgage, charge, by specific or floating charge, grant a security interest in or give other security on, the whole or any part of the present or future assets and undertaking of the Company.

(4)

Remuneration and Expenses of the Directors:

The directors are entitled to remuneration as such upon determination by shareholders, unless the shareholders authorize the directors to determine their remuneration.  That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company, as such, who is also a director.

The Company must reimburse each director for reasonable expenses incurred in and about the business of the Company.

Directors may be paid special remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, if he or she performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, and such remuneration may be in addition to or substitution for, any other remuneration paid to such director.

(5)

Conflict of Interest:

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or senior officer of the Company, must disclose the nature and extent of the conflict.  A director who holds such a disclosable interest in a contract or transaction in which the Company is involved is not entitled to vote on any directors’ resolution to approve that contract or transaction unless all of the directors have a disclosable interest in such contract or transaction, in which case any or all of those directors may vote on such resolution.

(6)

Age of Directors:

A director must be at least 18 years of age; there is no upper age limitation requirement for directors in the Company’s Articles.

(7)

Rights, preferences and restrictions attaching to each class of shares:

Class A Common Voting Non-redeemable Shares

The Class A Common Voting Non-redeemable Shares of the Company shall have attached to them the following special rights and restrictions:

(i)

Voting:  Each holder shall be entitled to receive notice of and attend all shareholder meetings of the Company and shall have one vote for each share held;

(ii)

Dividends:  Subject to the rights and restrictions attached to any other class of shares of the Company, the holders are entitled to dividends if and when declared by the directors of the Company, in such amount and in such form as the directors may from time to time determine;

(iii)

Liquidation, Dissolution or Winding-Up:  Subject to the rights and restrictions attached to any other class of shares of the Company, and subject to the first priority of the holders of Class C Preferred Non-voting Redeemable Shares, the holders are entitled to their pro rata share, based on the number of share held, in the remaining property of the Company upon liquidation, dissolution or winding-up of the Company;

(iv)

Redemption:  Not applicable; and

(v)

Retraction:  Not applicable.

Class B Common Non-voting Redeemable Shares

The Class B Common Non-voting Redeemable Shares of the Company shall have attached to them the following special rights and restrictions:

(i)

Voting:  The holder shall not be entitled to receive notice of and attend all shareholder meetings of the Company and shall have not be entitled to vote at any such meetings;

(ii)

Dividends:  Subject to the rights and restrictions attached to any other class of shares of the Company, the holders are entitled to dividends if and when declared by the directors of the Company, in such amount and in such form as the directors may from time to time determine;

(iii)

Liquidation, Dissolution or Winding-Up:  Subject to the rights and restrictions attached to any other class of shares of the Company, and subject to the first priority of the holders of Class C Preferred Non-voting Redeemable Shares, the holders are entitled to their pro rata share, based on the number of share held, in the remaining property of the Company upon liquidation, dissolution or winding-up of the Company;

(iv)

Redemption:  The Company may at its option redeem all or any part of the Class B common shares upon giving written notice to the holder and making payment for each share to be redeemed of the redemption amount thereof as set by the directors; and

(v)

Retraction:  The holders may, at their option, require the Company to redeem all or any part or the Class B common shares upon giving written notice to the Company to deem such shares for the redemption amount thereof as set by the directors.

Class C Preferred Non-voting Redeemable  Shares

The Class C Preferred Non-voting Shares of the Company shall have attached to them the following special rights and restrictions:

(i)

Voting:  The holder shall not be entitled to receive notice of and attend all shareholder meetings of the Company and shall have not be entitled to vote at any such meetings;

(ii)

Dividends:  Subject to the rights and restrictions attached to any other class of shares of the Company, the holders are entitled to dividends if and when declared by the directors of the Company, in such amount and in such form as the directors may from time to time determine;

(iii)

Liquidation, Dissolution or Winding-Up:  Subject to the rights and restrictions attached to any other class of shares of the Company, the holders are entitled to receive the redemption amount of their shares redeemed by the Company plus all accrued and unpaid dividends at the time of such liquidation, dissolution or winding-up of the Company;

(iv)

Redemption:  The Company may at its option redeem all or any part of the Class C preferred shares upon giving written notice to the holder and making payment for each share to be redeemed of the redemption amount thereof as set by the directors; and

(v)

Retraction:  The holders may, at their option, require the Company to redeem all or any part or the Class C preferred shares upon giving written notice to the Company to deem such shares for the redemption amount thereof as set by the directors.

(8)

Meetings of Shareholders:

(i)

Annual Meeting:  Company must hold an annual general meeting once in each calendar year and not more than 13 months after the last annual meeting date at a time and place determined by the directors.  If all shareholders entitled to vote at an annual general meeting consent by unanimous resolution to all business that is required to be transacted at that annual general meeting, then the annual general meeting shall be deemed to have been held on the date of such unanimous resolution.

(ii)

Special Meetings:  The directors may at any time call a special meeting of shareholders.

(iii)

Quorum:  The quorum required for the transaction of business at a shareholders’ meeting is two members or proxyholders representing two members, or one member and a proxyholder representing another member or two proxyholders personally present and together holding or representing by proxy not less than 1/10th of the issued shares entitled to be voted at the meeting.

(iii)

Casting Vote:  In case of an equality of votes, the chairman of the meeting shall have the casting vote.

(9)

Limitations on rights to own securities of the Company:

The Investment Canada Act (the “ICA”), enacted on June 20, 1985, requires prior notification to the Government of Canada on the “acquisition of control” of Canadian businesses by non-Canadians, as defined in the ICA.  Certain acquisitions of control, discussed below, are reviewed by the Government of Canada.  The term “acquisition of control” is defined as any one or more non-Canadian persons acquiring all or substantially all of the assets used in the Canadian business, or the acquisition of the voting shares of a Canadian corporation carrying on the Canadian business or the acquisition of the voting interests of an entity controlling or carrying on the Canadian business.  The acquisition of the majority of the outstanding shares is deemed to be an “acquisition of control” of a corporation.  The acquisition of less than a majority, but one-third or more, of the voting shares of a corporation is presumed to be an “acquisition of control” of a corporation unless it can be established that the purchaser will not control the corporation.

Investments requiring notification and review are all direct acquisitions of Canadian businesses with assets of Cdn$5,000,000 or more (subject to the comments below on WTO investors), and all indirect acquisitions of Canadian businesses (subject to the comments below on WTO investors) with assets of more than Cdn.$50,000,000 or with assets of between Cdn.$5,000,000 and Cdn.$50,000,000 which represent more than 50% of the value of the total international transaction.  In addition, specific acquisitions or new business in designated types of business activities related to Canada’s cultural heritage or national identity could be reviewed if the Government of Canada considers that it is in the public interest to do so.

The ICA was amended with the implementation of the Agreement establishing the World Trade Organization (“WTO”) to provide for special review thresholds for “WTO investors”, as defined in the ICA.  “WTO investor” generally means:

(i)

an individual, other than a Canadian, who is a national of a WTO member (such as, for example, the United States), or who has the right of permanent residence in relation to that WTO member;

(ii)

governments of WTO members; and

(iii)

entities that are not Canadian controlled, but which are WTO investor controlled, as determined by rules specified in the ICA.

The special review thresholds for WTO investors do not apply, and the general rules described above do apply, to the acquisition of control of certain types of businesses specified in the ICA, including a business that is a "cultural business".  If the WTO investor rules apply, an investment in the shares of the Company by or from a WTO investor will be reviewable only if it is an investment to acquire control of the Company and the value of the assets of the Company is equal to or greater than a specified amount (the "WTO Review Threshold").  The WTO Review Threshold is adjusted annually by a formula relating to increases in the nominal gross domestic product of Canada.  The 1999 WTO Review Threshold was $184,000,000.

If any non-Canadian, whether or not a WTO investor, acquires control of the Company by the acquisition of shares, but the transaction is not reviewable as described above, the non-Canadian is required to notify the Canadian government and to provide certain basic information relating to the investment.  A non-Canadian, whether or not a WTO investor, is also required to provide a notice to the government on the establishment of a new Canadian business.  If the business of the Company is then a prescribed type of business activity related to Canada's cultural heritage or national identity, and if the Canadian government considers it to be in the public interest to do so, then the Canadian government may give a notice in writing within 21 days requiring the investment to be reviewed.

For non-Canadians (other than WTO investors), an indirect acquisition of control, by the acquisition of voting interests of an entity that directly or indirectly controls the Company, is reviewable if the value of the assets of the Company is then Cdn.$50,000,000 or more.  If the WTO investor rules apply, then this requirement does not apply to a WTO investor, or to a person acquiring the entity from a WTO investor. Special rules specified in the ICA apply if the value of the assets of the Company is more than 50% of the value of the entity so acquired.  By these special rules, if the non-Canadian (whether or not a WTO investor) is acquiring control of an entity that directly or indirectly controls the Company, and the value of the assets of the Company and all other entities carrying on business in Canada, calculated in the manner provided in the ICA and the regulations under the ICA, is more than 50% of the value, calculated in the manner provided in the ICA and the regulations under the ICA, of the assets of all entities, the control of which is acquired, directly or indirectly, in the transaction of which the acquisition of control of the Company forms a part, then the thresholds for a direct acquisition of control as discussed above will apply, that is, a WTO Review Threshold of Cdn.$184,000,000 (in 1999) for a WTO investor or threshold of Cdn.$5,000,000 for a non-Canadian other than a WTO investor.  If the value exceeds that level, then the transaction must be reviewed in the same manner as a direct acquisition of control by the purchase of shares of the Company.

If an investor is reviewable, an application for review in the form prescribed by the regulations is normally required to be filed with the Director appointed under the ICA (the "Director") prior to the investment taking place and the investment may not be consummated until the review has been completed.  There are, however, certain exceptions.  Applications concerning indirect acquisitions may be filed up to 30 days after the investment is consummated and applications concerning reviewable investments in culture-sensitive sectors are required upon receipt of a notice for review.  In addition, the Minister (a person designated as such under the ICA) may permit an investment to be consummated prior to completion of the review, if he is satisfied that delay would cause undue hardship to the acquiror or jeopardize the operations of the Canadian business that is being acquired.  The Director will submit the application to the Minister, together with any other information or written undertakings given by the acquiror and any representation submitted to the Director by a province that is likely to be significantly affected by the investment.

The Minister will then determine whether the investment is likely to be of net benefit to Canada, taking into account the information provided and having regard to certain factors of assessment where they are relevant.  Some of the factors to be considered are:

(i)

the effect of the investment on the level and nature of economic activity in Canada, including the effect on employment, on resource processing, and on the utilization of parts, components and services produced in Canada;

(ii)

the effect of the investment on exports from Canada;

(iii)

the degree and significance of participation by Canadians in the Canadian business and in any industry in Canada of which it forms a part;

(iv)

the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada;

(v)

the effect of the investment on competition within any industry or industries in Canada;

(vi)

the compatibility of the investment with national industrial, economical and cultural policies;

(vii)

the compatibility of the investment with national industrial, economic and cultural policies taking into consideration industrial, economic and cultural objectives enunciated by the government or legislature of any province likely to be significantly affected by the investment; and

(viii)

the contribution of the investment to Canada's ability to compete in world markets.

To ensure prompt review, the ICA sets certain time limits for the Director and the Minister.  Within 45 days after a completed application has been received, the Minister must notify the acquiror that he is satisfied that the investment is likely to be of net benefit to Canada, or that he is unable to complete his review, in which case he shall have 30 additional days to complete his review (unless the acquiror agrees to a longer period), or he is not satisfied that the investment is likely to be of net benefit to Canada.

Where the Minister has advised the acquiror that he is not satisfied that the investment is likely to be of net benefit to Canada, the acquiror has the right to make representations and submit undertakings within 30 days of the date of the notice (or any other further period that is agreed upon between the acquiror and the Minister).  On the expiration of the 30-day period (or the agreed extension), the Minister must quickly notify the acquiror that he is now satisfied that the investment is likely to be of net benefit to Canada or that he is not satisfied that the investment is likely to be of net benefit to Canada.  In the latter case, the acquiror may not proceed with the investment or, if the investment has already been consummated, must divest itself of control of the Canadian business.

The ICA provides civil remedies for non-compliance with any provision.  There are also criminal penalties for breach of confidentiality or providing false information.

Except as provided in the ICA, there are no limitations under the laws of Canada, the Province of BC or in any constituent documents of the Company on the right of non-Canadians to hold or vote the Class A common shares of the Company.

(10)

Provisions of Company’s articles, charter or by-laws that have the effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition, or corporate restructuring involving the Company:

None

(11)

Conditions imposed by the Company’s Articles or By-laws that are more stringent than required by law.

None

As a foreign private issuer, the Company is not subject to the proxy rules under Section 14 of the Exchange Act and the Company’s directors, officers and principal shareholders are not subject to the insider short-swing profit disclosure and recovery provisions under Section 16 of the Exchange Act.

The Company will file quarterly reports on Form 6-K.

C.

Material Contracts

The Company has not entered into any contracts within the past two years which would not be considered normal course of business.

D.

Exchange Controls

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of Class A Common Shares, other than withholding tax requirements.  See “Taxation” below.

There is no limitation imposed by Canadian law or by the constituent documents of the Company on the right of a non-resident to hold or vote Class A Common Shares, other than are provided in the Investment Canada Act (Canada).  The following summarizes the principal features of the Investment Canada Act (Canada).

The following discussion summarizes the material features of the Investment Act, in its present form, for a non-resident of Canada who proposes to acquire Class A Common Shares of the Company.

The Investment Act regulates the acquisition of control of a Canadian business by a “non-Canadian” as defined under the Investment Act.  With respect to the Company, an acquisition of control is considered to be the acquisition of the majority of its Class A Common Shares.  However, if a non-Canadian acquires more than one-third of the voting shares of the Company, but less than a majority, there is a presumed acquisition of control unless it can be established that the Company is not controlled in fact by the acquirer.  All acquisitions of control of a Canadian business are notifiable (which requires that a notification form be submitted to Investment Canada within thirty days after the implementation of the investment) unless the investment is reviewable.  If the investment is reviewable, the investment may not be implemented until the Minister responsible for the Investment Act is, or has been deemed to be, satisfied that the investment is likely to be of net benefit to Canada.

Where either the acquirer is, or the Company is presently controlled by, a WTO investor (as that term is defined in the Investment Act), a direct acquisition of control of the Company will only be reviewable if the value of the Company’s assets, as shown on its audited financial statements for the most recently completed fiscal year, is equal to or greater than Cdn$223 million.  This amount varies each year based on the rate of growth in Canadian gross domestic product.  Other direct acquisitions of control are reviewable if the value of the assets of the Company, as calculated above, is equal to or greater than Cdn$5 million.  The Cdn$5 million threshold for review also applies with respect to the acquisition of control of any Canadian business that provides any financial services or transportation services, is a cultural business, or is engaged in the production of uranium and owns an interest in or producing uranium property in Canada.

Indirect acquisitions of control (acquisitions of control of an entity which in turn controls the Company) are not reviewable under the Investment Act if the acquirer is a WTO investor or if the Company is controlled by a WTO investor.  Otherwise, an indirect acquisition will be reviewable if the value of the Company’s assets is $50 million or more, or if the value of the Company’s assets acquired in the total transaction is in Canada or the acquisition is not effected through the acquisition of control of a foreign corporation.

Certain types of transactions are exempt from application of the Investment Act including acquisitions of control of the Company:

(a)	by the acquisition of voting shares or the voting interests by any person in the ordinary course of that person’s business as a trader or dealer in securities;

(b)	in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the Investment Act;

(c)	for facilitating its financing and not for any purpose related to the Investment Act on the condition that the acquirer divest control within two years after control was acquired; and

(d)

by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate or indirect control in fact of the Company through the ownership of voting interests remains unchanged.

There are currently no limitations on the right of foreign or non-resident owners of Class A common shares to hold or vote such securities imposed by Canadian law or the Company’s charter or other constituent documents.

E.

Taxation

Material Canadian Federal Income Tax Consequences

Management of the Company considers that the following discussion describes the material Canadian federal income tax consequences applicable to a holder of Common Stock of the Company who is a resident of the United States and who is not a resident of Canada and who does not use or hold, and is not deemed to use or hold, his shares of Common Stock of the Company in connection with carrying on a business in Canada (a “non-resident shareholder”).

This summary is based upon the current provisions of the Income Tax Act (Canada) (the “ITA”), the regulations thereunder (the “Regulations”), the current publicly announced administrative and assessing policies of Revenue Canada, Taxation and all specific proposals (the “Tax Proposals”) to amend the ITA and Regulations announced by the Minister of Finance (Canada) prior to the date hereof.  This description is not exhaustive of all possible Canadian federal income tax consequences and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action.

Dividends

Dividends paid on the common stock of the Company to a non-resident will be subject to withholding tax.  The Canada-US Income Tax Convention (1980) provides that the normal 25% withholding tax rate is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as the Company) to residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation which is a resident of the United States which owns at least 10% of the voting shares of the corporation paying the dividend.

Capital Gains

In general, a non-resident of Canada is not subject to tax under the ITA with respect to a capital gain realized upon the disposition of a share of a corporation resident in Canada that is listed on a prescribed stock exchange.  For purposes of the ITA, the Company is listed on a prescribed stock exchange.  Non-residents of Canada who dispose of shares of the Company will be subject to income tax in Canada with respect to capital gains if:

(a)

the non-resident holder;

(b)

persons with  whom  the  non-resident  holder did not deal at arm's length; or

(c)

the non-resident holder and persons with whom the non-resident holder did not deal with at arms length,

owned not less than 25% of the issued shares of any class or series of the Company at any time during the five-year period preceding the disposition.  In the case of a non-resident holder to whom shares of the Company represent taxable Canadian property and who is resident in the United States, no Canadian taxes will be payable on a capital gain realized on such shares by reason of the Canada-US Income Tax Convention (1980) (the "Treaty") unless the value of such shares is derived principally from real property situated in Canada.  However, in such a case, certain transitional relief under the Treaty may be available.

Material United States Federal Income Tax Considerations

The following discussion summarizes the material United States federal income tax consequences, under current law, applicable to a US Holder (as defined below) of the Company's common stock.  This discussion does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non resident alien individuals or foreign corporations, or shareholders owning common stock representing 10% of the vote and value of the Company.  In addition, this discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time.  In addition, this discussion does not consider the potential effects, both adverse and beneficial of recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.  Holders and prospective holders of the Company's Common Stock are advised to consult their own tax advisors about the federal, state, local and foreign tax consequences of purchasing, owning and disposing of shares of Common Stock of the Company.

US Holders

As used herein, a “US Holder” is defined as (i) citizens or residents of the US, or any state thereof, (ii) a corporation or other entity created or organized under the laws of the US, or any political subdivision thereof, (iii) an estate the income of which is subject to US federal income tax regardless of source or that is otherwise subject to US federal income tax on a net income basis in respect of the common stock, or (iv) a trust whose administration is subject to the primary supervision of a US court and which has one or more US fiduciaries who have the authority to control all substantial decisions of the trust, whose ownership of common stock is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

Distributions on Shares of Common Stock

Subject to the passive foreign investment company rules discussed below, for cash dividends, the gross amount of any such distribution (other than in liquidation) that you receive with respect to our Class A common shares generally will be taxed to you as dividend income to the extent such distribution does not exceed our current or accumulated earnings and profits (“E&P”), as calculated for US federal income tax purposes.  Such income will be includable in your gross income as ordinary income on the date of receipt, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the US Holder's United States federal income tax liability or, alternatively, may be deducted in computing the US Holder's United States federal taxable income by those who itemize deductions.  (See more detailed discussion at "Foreign Tax Credit" below.)

Under the tax law recently enacted in the United States, dividends received by individuals in their tax years beginning on January 1, 2003 from “qualified foreign corporations” are taxed at the rate of 5% (zero, in 2008) or 15%, depending upon the particular taxpayer’s US federal income tax bracket.  This law sunsets after December 31, 2008, at which time dividends will be taxed at the ordinary income tax rates of up to 35%.  A foreign corporation is a “qualified foreign corporation” with respect to its stock that is traded on an established securities market in the United States, provided that the foreign corporation is not a “foreign personal holding company,” a “foreign investment company” or a “passive foreign investment company,” as defined under the U.S federal income tax law.

To the extent any distribution exceeds our E&P, the distribution will first be treated as a tax-free return of capital to the extent of your adjusted tax basis in our Class A common shares and will be applied against and reduce such basis on a dollar-for-dollar basis (thereby increasing the amount of gain and decreasing the amount of loss recognized on a subsequent disposition of such shares).  To the extent that such distribution exceeds your adjusted tax basis, the distribution will be taxed as gain recognized on a sale or exchange of our Class A common shares.  Preferential tax rates for long-term capital gains are applicable to a US Holder which is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains or a US Holder which is a corporation.

Foreign Tax Credit

A US Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of the Company's common stock may be entitled, at the option of the US Holder, to either a deduction  or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the US Holder during that year.

Subject to certain limitations, Canadian taxes withheld will be eligible for credit against the US Holder's United States federal income taxes.  Under the Code, the limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income.  Dividends paid by the Company generally will be either "passive" income or "financial services" income, depending on the particular US Holder's circumstances.  Foreign tax credits allowable with respect to each class of income cannot exceed the US federal income tax otherwise payable with respect to such class of income.  The consequences of the separate limitations will depend on the nature and sources of each US Holder's income and the deductions appropriately allocated or apportioned thereto.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common stock are advised to consult their own tax advisors regarding their individual circumstances.

Disposition of Shares of Common Stock

A US Holder will recognize gain or loss  upon the sale of shares of common stock equal to the difference, if any,  between :

(a)  the amount of cash plus the fair market value of any property received; and

(b)  the shareholder's tax basis in the common stock.

This gain or loss will be capital gain or loss if the shares are a capital asset in the hands of the US Holder, and such gain or loss will be long-term capital gain or loss if the US Holder has held the common stock for more than one year.  Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year.  Deductions for net capital losses are subject to significant limitations.  For US Holders who are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted.  For US Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital  loss may be carried back three years from the loss year and carried  forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

The Company has not determined whether it meets the definition of a "passive foreign investment company" (a “PFIC”).  It is unlikely that the Company meets the definition of a "foreign personal holding company" (a “FPHC”) or a “controlled foreign corporation” (a “CFC”) under current US law.

If more than 50% of the voting power or value of the Company were owned (actually or constructively) by US Holders who each owned (actually or constructively) 10% or more of the voting power of the Company's Class A common shares (“10% Shareholders”), then the Company would become a CFC and each 10% Shareholder would be required to include in its taxable income as a constructive dividend an amount equal to its share of certain undistributed income of the Company.  If (1) more than 50% of the voting power or value of the Company's Class A common shares were owned (actually or constructively) by five or fewer individuals who are citizens or residents of the United States and (2) 60% or more of the Company's income consisted of certain interest, dividend or other enumerated types of income, then the Company would be a FPHC.  If the Company were a FPHC, then each US Holder (regardless of the amount of the Company's Class A common shares owned by such US Holder) would be required to include in its taxable income as a constructive dividend its share of the Company's undistributed income of specific types.

If 75% or more of the Company's annual gross income has ever consisted of, or ever consists of, "passive" income or if 50% or more of the average value of the Company's assets in any year has ever consisted of, or ever consists of, assets that produce, or are held for the production of, such "passive" income, then the Company would be or would become a PFIC.  The Company has not provided assurances that it has not been and does not expect to become a PFIC.

If the Company were to be a PFIC, then a US Holder would be required to pay an interest charge together with tax calculated at maximum tax rates on certain "excess distributions" (defined to include gain on the sale of stock) unless such US Holder made an election either to (1) include in his or her taxable income certain undistributed amounts of the Company's income or (2) mark to market his or her Company Class A common shares at the end of each taxable year as set forth in Section 1296 of the Code.

Information Reporting and Backup Withholding

US information reporting requirements may apply with respect to the payment of dividends to US Holders of the Company’s shares.  Under Treasury regulations currently in effect, non-corporate holders may be subject to backup withholding at a 31% rate with respect to dividends when such holder (1) fails to furnish or certify a correct taxpayer identification number to the payor in the required manner, (2) is notified by the IRS that it has failed to report payments of interest or dividends properly or (3) fails, under certain circumstances, to certify that it has been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments.  The Company does not assume responsibility for the withholding of taxes on the shareholder level.

F.

Dividends and Paying Agents

Not applicable.

G.

Statement by Experts

The financial statements for the last three fiscal years of the Company included in this Form 20-F Registration Statement have been audited by Cinnamon Jang Willoughby & Company, Chartered Accountants, of Suite 900 – 4720 Kingsway, Burnaby, BC V5H 4N2 as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing and their consent and authorization.

H.

Documents on Display

The documents concerning the Company which are referred to in this Form 20-F Registration Statement are either annexed hereto as exhibits (See Item 19) or may be inspected at the principal offices of the Company.

I.

Subsidiary Information

Not applicable.

Item 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A.

Qualitative Information about Market Risk

Currency Exchange Rate Sensitivity

The results of the Company’s operations are subject to currency transnational risk and currency transaction risk.  Regarding currency transnational risk, the operating results and financial position of the Company are reported in Canadian dollars in the Company’s consolidated financial statements.  The fluctuation of the US dollar in relation to the Canadian dollar will therefore have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity.

In regards to transaction risk, the Company’s functional currency is the Canadian dollar and its activities are predominantly executed using the Canadian dollar.  The Company incurs a relatively small portion of its expenses in US dollars.  The Company has not entered into any agreements or purchased any instruments to hedge any possible currency risks at this time.

PART II

Item 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

Item 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

Item 14.

MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

Item 15.

CONTROLS AND PROCEDURES

Not applicable.

Item 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable.

Item 16B.

CODE OF ETHICS

Not applicable.

Item 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not applicable.

Item 16D.

EXEMPTIONS FROM THE LISTING STANDARDS OF AUDIT COMMITTEE

Not applicable.

Item 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

Item 17.

FINANCIAL STATEMENTS

The financial statements of the Company have been prepared on the basis of Canadian GAAP.  A reconciliation to US GAAP is included therein.

Copies of the financial statements specified in Regulation 228.310 (Item 310) are filed with this Form 20-F Registration Statement.

Audited Financial Statements of the Company

Independent Auditor’s Report

Balance Sheets as at August 31, 2005 and August 31, 2004

Statement of Loss and Deficit for the years ended August 31, 2005 and August 31, 2004

Statements of Cash Flows for the years ended August 31, 2005 and August 31, 2004

Notes to Financial Statements

Unaudited Financial Statements of the Company for the three month period ended November 30, 2005.

Interim Balance Sheets as at November 30, 2005 and August 31, 2005

Interim Statements of Loss and Deficit for the three months ended November 30, 2005 and 2004

Interim Statement of Cash Flows for the three months ended November 30, 2005 and 2004

Notes to Interim Financial Statements

Item 18.

FINANCIAL STATEMENTS

The Company has elected to report under Item 17.

Item 19.

EXHIBITS

Copies of the following documents are filed with this Form 20-F Registration Statement as exhibits:

Index of Exhibits

1.1

Certificate of Incorporation dated October 22, 1997

1.3

Form 19 Special Resolution filed July 26, 2000 with Articles  and Altered Memorandum

1.4

Transition Application and Notice of Articles filed February 9, 2006

4.1

Contract dated September 3, 2002 with Paco Corp.

4.2

Market Sizing Study dated June 2001 prepared by The Accenture Group.

4.3

Quote dated April 15,2005 from Brilliant Stages on the StageX.

4.4

Due Diligence Report prepared by Marco X. Delgado.

4.5

Sample Lease and Service Agreement.

4.6

Letters of Interest.

4.7

Guarantee dated February 18, 2003 from Paco Corp.

5.1

Patent application for Portable Modular Stage Unit filed with Canadian Intellectual Property Office.

15.1

Consent of Cinnamon Jang Willoughby & Company, Chartered Accountants

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PROFILE PROJEX INTERNATIONAL INC.

Dated:  May 5, 2006

By:   /s/ Stephen C.G. Rappard

PROFILE PROJEX INTERNATIONAL INC.

Vancouver, BC

FINANCIAL STATEMENTS

For the Years Ended August 31, 2005 and 2004

HLB Cinnamon Jang Willoughby & Company is a member of	International. A world-wide organization of accounting firms and business advisors.

PROFILE PROJEX INTERNATIONAL INC.

Report of Independent Registered Public Accounting Firm

Balance Sheet	Exhibit “A”

Statement of Loss and Deficit	Exhibit “B”

Statement of Changes in Stockholders’ Deficiency	Exhibit “C”

Statement of Cash Flows	Exhibit “D”

Notes to Financial Statements	Exhibit “E”

_________________________________

HLB Cinnamon Jang Willoughby & Company is a member of	International. A world-wide organization of accounting firms and business advisors.

Cinnamon Jang Willoughby & Company

Chartered Accountants

A Partnership of Incorporated Professionals

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and Board of Directors of Profile Projex International Inc.:

We have audited the accompanying balance sheet of Profile Projex International Inc. as of August 31, 2005 and 2004 and the related statements of operations, loss, cash flows and stockholders’ equity for each of the two years in the period ended August 31, 2005.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether these financial statements are free of material misstatement.  The company has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements referred to above present fairly, in all material respects, the financial position of the Company as at August 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended conformity with generally accepted accounting principles in the United States.

“Cinnamon Jang Willoughby & Company”

Chartered Accountants

Burnaby, Canada

January 9, 2006

MetroTower II - Suite 900 - 4720 Kingsway, Burnaby, BC Canada V5H 4N2. Telephone: +1 604 435 4317. Fax: +1 604 435 4319.
HLB Cinnamon Jang Willoughby & Company is a member of	International. A world-wide organization of accounting firms and business advisors.

Exhibit “A”

PROFILE PROJEX INTERNATIONAL INC.

Balance Sheet

August 31, 2005 and 2004

Assets	2005	2004

Current:
Cash	$ 194	$ 25,747
Accounts receivable	2,166	2,166
Due from a shareholder	32,184	-
	34,544	27,913
Equipment (Note 6)	3,033	4,051
Patents and trademarks (Note 7)	23,066	23,066
	$ 60,643	$ 55,030

Liability

Current:
Accounts payable and accrued liabilities	$ 530,745	$ 308,785
Due to a shareholder	-	4,462
	530,745	313,247
Stockholders' Deficiency
Share Capital (Note 8)	1,096,499	1,096,499
Subscription Receivable	(150,000)	(150,000)
	946,499	946,499
Deficit, per Exhibit "B"	1,416,601	1,204,716
	(470,102)	(258,217)
Future Operations (Note 1)
Subsequent Events (Note 10)
	$ 60,643	$ 55,030

Approved by the Directors:

- See accompanying notes -

HLB Cinnamon Jang Willoughby & Company is a member of	International. A world-wide organization of accounting firms and business advisors.

Exhibit “B”

PROFILE PROJEX INTERNATIONAL INC.

Statement of Loss and Deficit

For the Years Ended August 31, 2005, 2004 and 2003

	2005	2004	2003

Revenue	$ -	$ -	$ -
Expenses:
Accounting and legal fees	63,207	116,321	3,907
Advertising and promotion	34	-	220
Amortization	1,018	1,383	2,949
Automotive	400	473	4,156
Consulting	113,500	10,000	959
Interest and bank charges	4,259	6,567	1,051
Office and miscellaneous	-	-	644
Product development	-	50,000	29,192
Rent	14,803	15,901	18,121
Salaries	8,000	8,000	1,673
Telephone	1,664	5,633	5,650
Travel	5,000	18	6,331
	211,885	214,296	74,853
Loss before income taxes	211,885	214,296	74,853
Income taxes recovery	-	32,681	-
Net Loss	211,885	181,615	74,853
Deficit, beginning	1,204,716	1,023,101	948,248
Deficit, ending, to Exhibit "A"	$ 1,416,601	$ 1,204,716	$ 1,023,101

- See accompanying notes -

HLB Cinnamon Jang Willoughby & Company is a member of	International. A world-wide organization of accounting firms and business advisors.

Exhibit “C”

PROFILE PROJEX INTERNATIONAL INC.

 Statement of Changes in Stockholders' Deficiency

For the Years Ended August 31, 2005, 2004 and 2003

					Total
			Subscription	Accumulated	Stockholders’
	Shares	Value	Receivable	Deficiency	Deficiency
	#	$	$	$	$

Balance, August 31, 2003	15,988,075	1,058,999	(150,000)	(1,023,101)	(114,102)
Private Placement	375,000	37,500	-	-	37,500
Shares issued for debt	-	-	-	-	-
Net Loss	-	-	-	(181,615)	(181,615)

Balance, August 31, 2004	16,363,075	1,096,499	(150,000)	(1,204,716)	(258,217)
Net Loss	-	-	-	(211,885)	(211,885)

Balance, August 31, 2005	16,363,075	1,096,499	(150,000)	(1,416,601)	(470,102)

- See accompanying notes -

HLB Cinnamon Jang Willoughby & Company is a member of	International. A world-wide organization of accounting firms and business advisors.

Exhibit “D”

PROFILE PROJEX INTERNATIONAL INC.

Statement of Cash Flows

For the Years Ended August 31, 2005, 2004 and 2003

	2005	2004	2003

Operating Activities:
Net Loss, per Exhibit "B"	$ (211,885)	$ (181,615)	$ (74,853)
Adjustment for -
Amortization	1,018	1,383	2,949
Changes in non-cash working capital -
(Increase) Decrease in accounts receivable	-	(1,166)	17,975
(Increase) Decrease in prepaid expenses	-	-	5,000
Increase (Decrease) in accounts payable and accrued liabilities	221,960	218,811	(13,446)
Cash flows from (used in) operating activities	11,093	37,413	(62,375)
Investing Activity:
Patents and trademarks	-	-	(7,748)
Financing Activities:
Investor deposit	-	(15,000)	15,000
Increase in amount due from a shareholder	(36,646)	(40,147)	(1,544)
Proceeds from issue of common shares	-	37,500	60,000
Cash flows from (used in) financing activities	(36,646)	(17,647)	73,456
	(25,553)	19,766	3,333
Net Increase (Decrease) in Cash
Cash, beginning	25,747	5,981	2,648
Cash, ending	$ 194	$ 25,747	$ 5,981

- See accompanying notes -

HLB Cinnamon Jang Willoughby & Company is a member of	International. A world-wide organization of accounting firms and business advisors.

PROFILE PROJEX INTERNATIONAL INC.

Notes to Financial Statements

August 31, 2005, 2004 and 2003

1.

Future Operations:

The company has incurred losses since inception and has negative working capital.  These financial statements have been prepared on the basis that the company is a "going concern".  Management is addressing this by obtaining additional financing by borrowing.  Management is also negotiating with various parties whereby the company will gain access to a public stock exchange by means of a reverse takeover.  Management of the company does not believe that any material adjustments to the value of assets or liabilities would be necessary to reflect the "liquidation basis".  Management believes the company can become a going concern again in the future but hinges this opinion on the ability of the company to successfully execute its business plan.  There is no current intention to place the company in liquidation.

2.

Organization:

Profile Projex International Inc. (the "company") was incorporated under the laws of British Columbia on October 22, 1997 and commenced active operations on September 1, 1998.

On August 31, 2004 the company entered into an agreement with Zentrac Technologies Inc. ("Zentrac") whereby Zentrac would acquire all of the outstanding share capital of the company in exchange for 8,181,538 shares of Zentrac.  On July 12, 2005, Zentrac and the company agreed to terminate this agreement.

3.

Summary of Significant Accounting Policies:

a)

Nature of Business -

The company is a development stage enterprise that is developing a staging system for use by marketers, advertisers and event promoters to stage public or private events.  By utilizing advanced computer sequencing, and the latest available technology the assembly time would be reduced from 24 hours to 10 minutes.

b)

Cash -

Cash consists of cash on hand and funds in bank accounts integral to the company's cash management.

c)

Equipment -

The following assets are recorded at cost.  Amortization is provided on the declining balance basis at the following annual rate:

Computer equipment

30%

Equipment

20%

Office furniture and fixtures

20%

. . . 2

HLB Cinnamon Jang Willoughby & Company is a member of	International. A world-wide organization of accounting firms and business advisors.

Continued

PROFILE PROJEX INTERNATIONAL INC.

Notes to Financial Statements

August 31, 2005 and 2004

3.

Summary of Significant Accounting Policies: (Continued)

c)

Equipment - (Continued)

Property and equipment are written down to net realizable value when management determines there has been a change in circumstances which indicates its carrying amount may not be recoverable.  No write-downs have been necessary to date.

d)

Impairment of Long Lived Assets -

The company assesses the recoverability of its long lived assets by determining whether the carrying value of the long lived assets can be recovered over their remaining lives through undiscounted future operating cash flows using a discount rate reflecting the company's average cost of funds.  The assessment of recoverability will be impacted if estimated future operating cash flows are not achieved.  For the years ended August 31, 2005 and 2004, no impairment charges have been recognized.

e)

Intangible Assets -

Intangible assets consist of patents.  Costs of filing and registering patents are capitalized.  Patents are amortized over their useful lives once granted.

f)

Income Taxes -

The liability method is used in accounting for income taxes.  Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and unutilized non-capital assets, and measured using the substantially enacted rates and laws that will be in effect when the differences are expected to reverse.  Future tax expense was based on the benefits of tax losses that was reported in different years in the financial statements and tax returns, and measured at the tax rate in effect in the year the difference originated.  The carrying value of future tax income tax assets is limited to the amount that is more likely than not to be realized.

g)

Revenue Recognition -

Revenue is recognized when persuasive evidence of an arrangement exists, title passes to the customer, typically on delivery, and when collection of the fixed or determinable selling price is reasonably assured.

h)

Loss per Common Share -

Basic (loss) per share is computed using the weighted average number of common shares outstanding during the respective periods.  There were no common stock equivalents or other items to adjust the numerator or denominator of the computations.

. . . 3

HLB Cinnamon Jang Willoughby & Company is a member of	International. A world-wide organization of accounting firms and business advisors.

Continued

PROFILE PROJEX INTERNATIONAL INC.

Notes to Financial Statements

August 31, 2005, 2004 and 2003

3.

Summary of Significant Accounting Policies: (Continued)

i)

Use of Estimates -

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures.  Although these estimates are based on management's best knowledge of current events and actions the company may undertake in the future, actual results may differ from the estimates.

4.

Financial Instruments:

Fair Values -

Unless otherwise noted, cash, accounts receivable, amounts due from a shareholder, and accounts payable and accrued liabilities are stated at amounts that approximate their fair value.

5.

Due from a Shareholder:

The amount due from a shareholder is due on demand, bears no interest and has no fixed terms of repayment.

6.

Patents and Trademarks:

		Accumulated	2005	2004	2003
	Cost	Amortization	Net	Net	Net

Patents and trademarks	$23,066	-	$23,066	$23,066	$23,066

. . . 4

HLB Cinnamon Jang Willoughby & Company is a member of	International. A world-wide organization of accounting firms and business advisors.

Continued

PROFILE PROJEX INTERNATIONAL INC.

Notes to Financial Statements

August 31, 2005, 2004 and 2003

7.

Equipment:

		Accumulated	2005	2004	2003
	Cost	Amortization	Net	Net	Net

Computer equipment	$9,256	$7,804	$1,452	$2,074	$4,232
Equipment	1,633	1,223	410	512	799
Office furniture and fixtures	4,676	3,505	1,171	1,465	2,290

	$15,565	$12,532	$3,033	$4,051	$7,321

8.

Share Capital

Authorized -

100,000,000 Class "A" common, voting, non redeemable shares without par value

1,000,000 Class "B" common, non-voting, redeemable shares

1,000,000 Class "C" preferred, non-voting, redeemable shares without par value

Issued and Fully Paid -

	2005	2004	2003

16,363,075 common shares (2004 - 16,363,075)	$1,096,499	$1,096,499	$1,058,999

During the year ended August 31, 2004, the company issued 375,000 common shares for proceeds of $37,500.

During the year ended August 31, 2003, the company issued 600,000 common shares for proceeds of $60,000.

9.

Differences Between Canadian and United States Generally Accepted Accounting Principles:

These financial statements are expressed in Canadian dollars and are prepared in accordance with Canadian generally accepted accounting principles which conform, in all material respects, with accounting principles generally accepted in the United States of America except as described below:

. . . 5

HLB Cinnamon Jang Willoughby & Company is a member of	International. A world-wide organization of accounting firms and business advisors.

Continued

PROFILE PROJEX INTERNATIONAL INC.

Notes to Financial Statements

August 31, 2005, 2004 and 2003

9.

Differences Between Canadian and United States Generally Accepted Accounting Principles:

(Continued)

Recent Accounting Pronouncements -

Accounting for Stock-Based Compensation -

In December 2004 FASB issued a revision of FASB Statement No. 123(R), "Share-Based Payment" which replaces FASB No. 123, "Accounting for Stock-Based Compensation", which superseded APB Opinion No. 25, "Accounting for Stock Issued to Employees", and its related implementation guidance.  FAS No. 123(R) requires the cost of all share-based payment transactions to be recognized in an entity's financial statements, established fair value as the measurement objective and requires the entity to apply fair-value based measurement in accounting for share-based payment transactions.  FAS No. 123(R) applies to all awards granted, modified, repurchased or cancelled after July 1, 2005, and unvested portions of previously issued and outstanding awards.  The company continues to evaluate the impact of adapting this statement.

10.

Subsequent Events:

Subsequent to August 31, 2005 the company:

a)

Issued 176,000 common shares at $0.25 per share for proceeds of $44,000.

b)

Issued 95,000 common shares at $0.10 per share for proceeds of $9,500.

c)

Issued 40,000 common shares at a deemed price of $0.10 per share pursuant to a debt settlement agreement dated September 30, 2005.

d)

Issued 1,819,840 common shares at a deemed price of $0.25 per share pursuant to a debt settlement agreement dated February 2, 2006.

. . . 6

HLB Cinnamon Jang Willoughby & Company is a member of	International. A world-wide organization of accounting firms and business advisors.

PROFILE PROJEX INTERNATIONAL INC.

Vancouver, BC

FINANCIAL STATEMENTS

For the Quarters Ended November 30, 2005 and 2004

PROFILE PROJEX INTERNATIONAL INC.

Notice to Reader

Balance Sheet	Exhibit “A”

Statement of Loss and Deficit	Exhibit “B”

Statement of Cash Flows	Exhibit “C”

Statement of Changes in Stockholders Equity	Exhibit “D”

Notes to Financial Statements	Exhibit “E”

___________________________________

NOTICE TO READER

We have compiled the balance sheet of Profile Projex International Inc. as at November 30, 2005 and 2004, and the statements of loss and deficit, stockholders' equity and cashflows for the three months then ended from information provided by the company's management.  We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information.  Readers are cautioned that these statements may not be appropriate for their purposes.

"Cinnamon Jang Willoughby"

Chartered Accountants

Burnaby, Canada

March 07, 2006

Exhibit "A"

PROFILE PROJEX INTERNATIONAL INC.

Balance Sheet

(unaudited - see Notice to Reader)

November 30, 2005

	November 30,	August 31,
Assets	2005	2005
Current:
Cash	$ 1,669	$ 194
Accounts receivable	2,166	2,166
Due from a shareholder	65,028	32,814

	68,863	34,544
Patents and trademarks (Note 6)	23,066	23,066
Property, plant and equipment, net of accumulated amortization (Note 7)	3,033	3,033

	$ 94,962	$ 60,643

Liabilities
Current:
Accounts payable	$ 526,745	$ 512,745
Investor deposit	25,000	-
	533,745	512,745
Stockholders' Equity

Share capital (Note 8)	1,109,999	1,096,499
Subscription receivable	(150,000)	(150,000)
	-	-

	959,999	946,499
Deficit, per Exhibit "B"	1,416,782	1,398,601

	(456,783)	(452,102)

	$ 94,962	$ 60,643

Subsequent Events (Note 10)
Approved by the Director:

_________________________________

- See accompanying notes -

Exhibit "B"

PROFILE PROJEX INTERNATIONAL INC.

Statement of Loss and Deficit

(unaudited - see Notice to Reader)

For the Three Months Ended November 30, 2005 and 2004

	2005	2004

Revenue	$ -	$ -

Expenses:
Automotive	67	70
Interest and bank charges	114	-
Rent	-	4,567
Travel	-	5,000

Net Loss before income taxes	181	9,637

Income tax (recovery)	-	-
Net Loss	181	9,637
Deficit, beginning of the year	1,416,601	1,204,716

Deficit, ending, to Exhibit "A"	$ 1,416,782	$ 1,214,353

- See accompanying notes -

Exhibit "C"

PROFILE PROJEX INTERNATIONAL INC.

Statement of Cash Flows

(unaudited - see Notice to Reader)

For the Three Months Ended November 30, 2005 and 2004

	2005	2004

Operating Activities:
Net Loss, per Exhibit "B"	$ (181)	$ (9,637)
Changes in non-cash working capital -
Increase (Decrease) in accounts payable	-	(1,213)

Cash flows used in operating activities	(181)	(10,850)

Financing Activities:
Investor deposit	25,000	-
Due from a shareholder	(32,844)	(16,208)
Proceeds from issue of common shares	9,500	-

Cash flows from (used in) financing activities	1,656	(16,208)

Net Increase (Decrease) in Cash	1,475	(27,058)
Cash, beginning	194	25,747

Cash (Bank Indebtedness), ending	$ 1,669	$ (1,311)

Supplemental Disclosure of Cash Flow Information:
Shares issued for debt	$ 4,000	$ -

- See accompanying notes -

Exhibit "D"

PROFILE PROJEX INTERNATIONAL INC.

Statement of Changes in Stockholders' Equity

For the Three Months Ended November 31, 2005

					Total
			Subscription	Accumulated	Stockholders’
	Shares	Value	Receivable	Deficiency	Equity

Balance, August 31, 2003	15,988,075	1,058,999	(150,000)	(1,023,101)	(114,102)
Private Placement	375,000	37,500	-	-	37,500
Shares issued for debt	-	-	-	-	-
Net Loss	-	-	-	(181,615)	(181,615)

Balance, August 31, 2004	16,363,075	1,096,499	(150,000)	(1,204,716)	(258,217)
Net Loss	-	-	-	(211,885)	(211,885)

Balance, August 31, 2005	16,363,075	1,096,499	(150,000)	(1,416,601)	(470,102)
Private Placement	95,000	9,500	-	-	9,500
Shares issued for debt	40,000	4,000	-	-	4,000
Net Loss	-	-	-	(181)	(181)

Balance November 30, 2005	16,498,075	1,109,999	(150,000)	(1,416,782)	(456,783)

- See accompanying notes -

Exhibit "E"

PROFILE PROJEX INTERNATIONAL INC.

Notes to Financial Statements

November 30, 2005 and 2004

1.

Organization and Basis of Presentation:

a)

Organization

Profile Projex International Inc. (the "company") was incorporated under the laws of British Columbia on October 22, 1997 and commenced operations on September 1, 1998.

On August 31, 2004 the company entered into an agreement with Zentrac Technologies Inc. ("Zentrac") whereby Zentrac would acquire all of the outstanding share capital of the company in exchange for 8,181,538 shares of Zentrac.  On July 12, 2005, Zentrac and the company agreed to terminate this agreement.

2.

Summary of Significant Accounting Policies:

a)

Nature of Business -

The company is a development stage enterprise that is developing a staging system for use by marketers, advertisers and event promoters to stage public or private events.  Utilizing advanced computer sequencing, and the latest available technology, what woul have taken 24 hours to assemble can be ready for use in 10 minutes.

b)

Cash -

Cash consists of cash on hand and funds in bank accounts integral to the company's cash management.

c)

Property and Equipment -

Property and equipment are recorded at cost. Amortization is provided on the declining balance basis at the following annual rates:

Computer equipment

30%

Equipment

20%

Office furniture and fixtures

20%

Property and equipment are written down to net realizable value when management determines there has been a change in circumstances which indicates its carrying amount may not be recoverable.  No write-downs have been necessary to date.

d)

Income taxes -

The liability method is used in accounting for income taxes. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and unutilized non-capital assets, and measured using the substantially enacted rates and laws that will be in effect when the differences are expected to reverse.  Future tax expense was based on the benefits of tax losses that was reported in different years in the financial statements and tax returns and measured at the tax rate in effect in the year the difference originated.  The carrying value of future tax income tax assets is limited to the amount that is more likely than not to be realized.

...1

Exhibit "E" - Continued

PROFILE PROJEX INTERNATIONAL INC.

Notes to Financial Statements

November 30, 2005 and 2004

2.

Summary of Significant Accounting Policies: (Continued)

e)

Revenue Recognition -

Revenue is recognized when persuasive evidence of an arrangement exists, title passes to the customer, typically on delivery, and when collection of the fixed or determinable selling price is reasonably assured.

f)

Loss per Common Share -

Basic (loss) per share is computed using the weighted average number of common shares outstanding during the respective periods.  There were no common stock equivalents or other items to adjust the numerator or denominator of the computations.

g)

Impairment of Long Lived Assets -

The company assesses the recoverability of its long lived assets by determining whether the carrying value of the long lived assets can be recovered over their remaining lives through undiscounted future operating cash flows using a discount rate reflecting the company's average cost of funds.  The assessment of recoverability will be impacted if estimated future operating cash flows are not achieved.  For the years ended August 31, 2005 and 2004, no impairment charges have been recognized.

h)

Intangible Assets -

Intangible assets consist of patents.  Costs of filing and registering patents are capitalized.  Patents are amortized over their useful lives once granted.

i)

Use of Estimates -

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures.  Although these estimates are based on management's best knowledge of current events and actions the company may undertake in the future, actual results may differ from the estimates.

3.

Going Concern:

The company has incurred losses since inception and has negative working capital.  These financial statements have been prepared on the basis that the company is a "going concern".  Management is addressing this by obtaining additional financing by borrowing.  Management is also negotiating with various parties whereby the company will gain access to a public stock exchange by means of a reverse takeover.  Management of the company does not believe that any material adjustments to the value of assets or liabilities would be necessary to reflect the "liquidation basis".  Management believes the company can become a going concern again in the future but hinges this opinion on the ability of the company to successfully execute its business plan.  There is no current intention to place the company in liquidation.

4.

Financial Instruments:

Fair Values -

Unless otherwise noted, cash, accounts receivable, amounts due from a shareholder, and accounts payable and accrued liabilities are stated at amounts that approximate their book value.

5.

Due From Shareholder:

The amount due from a shareholder is due on demand, bears no interest and has no fixed terms of repayment.

...2

Exhibit "E" - Continued

PROFILE PROJEX INTERNATIONAL INC.

Notes to Financial Statements

November 30, 2005 and 2004

6.

Patents and Trademarks:

		Accumulated	2005	2004
	Cost	Amortization	Net	Net

Patents and trademarks	$23,066	-	$23,066	$23,066

7.

Property, Plant and Equipment:

		Accumulated	2005	2004
	Cost	Amortization	Net	Net

Computer equipment	$9,256	$7,804	$1,452	$2,074
Equipment	1,633	1,223	410	512
Office furniture and fixtures	4,676	3,505	1,171	1,465

	$15,565	$12,532	$3,033	$4,051

8.

Share Capital:

Authorized -

    100,000,000 Class A common, voting, non redeemable shares without par value

    1,000,000 Class B common, non-voting, redeemable shares

1,000,000 Class C preferred, non-voting, redeemable shares without par value

Issued and Fully Paid -

	2005	2004

16,498,075 common shares (2005 - 16,363,075)	$1,109,999	$1,096,499

During the three months ended November 30, 2005 the company issued 40,000 common shares to settle debt of $4,000.

During the three months ended November 30, 2005 the company issued 95,000 common shares for proceeds of $9,500.

During the year ended August 31, 2004 the company issued 375,000 common shares for proceeds of $37,500.

During the year ended August 31, 2003, the company issued 600,000 common shares for proceeds of $60,000.

...3

Exhibit "E" - Continued

PROFILE PROJEX INTERNATIONAL INC.

Notes to Financial Statements

November 30, 2005 and 2004

9.

Differences Between Canadian and United States Generally Accepted Accounting Principles:

These financial statements are expressed in Canadian dollars and are prepared in accordance with Canadian generally accepted accounting principles which conform, in all material respects, with accounting principles generally acceted in the United States of America except as described below:

Recent Accounting Pronouncements -

a)

Accounting for Stock-Based Compensation -

In December 2004 FASB issued a revision of FASB Statement No. 123(R), "Share-Based Payment" which replaces FASB No. 123, "Accounting for Stock-Based Compensation", which superseded APB Opinion No. 25, "Accounting for Stock Issued to Employees", and its related implementation guidance.  FAS No. 123(R) requires the cost of all share-based payment transactions to be recognized in an entity's financial statements, establishes fair value as the measurement objective and requires the entity to apply fair-value based measurement in accounting for share-based payment transactions.  FAS No. 123(R) applies to all awards granted, modified, repurchased or cancelled after July 1, 2005, and unvested portions of previously issued and outstanding awards.  The company continues to evaluate the impact of adopting this statement..

10.

Subsequent Events:

Subsequent to November 30, 2005 the company:

a) Issued 176,000 common shares at $0.25 per share for proceeds of $44,000.

b) Issued 1,819,840 common shares at a deemed price of $0.25 per share pursuant to a debt settlement agreement dated February 2, 2006.

...4